Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☒                            Filed by a Party other than the Registrant ☐

Check the appropriate box:

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

NETSUITE INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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NetSuite Inc.

2955 Campus Drive

Suite 100

San Mateo, CA 94403-2511

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 19, 2009

Dear Stockholders:

You are cordially invited to attend our 2009 Annual Meeting of Stockholders to be held on Tuesday, May 19, 2009 at 9:30 a.m., local time, at The Westin Hotel, 1 Old Bayshore Highway, Millbrae, California 94030. We are holding the meeting to:

1.	Elect two Class II directors, Evan Goldberg and Catherine R. Kinney, to serve for a term of three years and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal;

2.	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009;

3.	Approve a stock option exchange program that will permit our eligible employees to exchange certain outstanding stock options for restricted stock units, except that executive officers will receive options with a lower exercise price rather than restricted stock units; and

4.	Transact such other business as may properly come before the meeting or at any and all adjournments, continuations or postponements thereof.

If you owned our common stock at the close of business on March 27, 2009, you may attend and vote at the meeting. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Mateo, California for the ten days prior to the meeting for any purpose related to the meeting. This notice, the Proxy Statement and the Annual Report are first being mailed to stockholders and posted on our website on or about April 13, 2009.

Your vote is important. Whether or not you plan to attend the meeting, I hope that you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. You may also submit your proxy card or voting instruction card for the meeting by completing, signing, dating and returning your proxy card or voting instruction card in the envelope provided. Any stockholder of record attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.

Thank you for your ongoing support of NetSuite. We look forward to seeing you at our Annual Meeting.

Sincerely,
/s/ Douglas P. Solomon

Douglas P. Solomon
SVP, General Counsel and Secretary

April 13, 2009

San Mateo, California

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. PLEASE NOTE THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

NETSUITE INC.

Proxy Statement

For the Annual Meeting of Stockholders

To Be Held on May 19, 2009

PROXY STATEMENT FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

i

NetSuite Inc.

2955 Campus Drive

Suite 100

San Mateo, CA 94403-2511

GENERAL INFORMATION

Our board of directors is soliciting proxies for our 2009 Annual Meeting of Stockholders to be held on Tuesday, May 19, 2009 at 9:30 a.m. local time at The Westin Hotel, 1 Old Bayshore Highway, Millbrae, California 94030. Our principal executive offices are located at 2955 Campus Drive, Suite 100, San Mateo, CA 94403-2511.

The proxy materials, including this proxy statement, proxy card or voting instruction card and our 2008 Annual Report on Form 10-K are first being distributed to stockholders and made available on our website at www.netsuite.com under the headings “Investors/SEC Filings” on or about April 13, 2009. These materials are also available at “https://materials.proxyvote.com/64118Q” in a manner that does not infringe on the anonymity of the person accessing such website. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

QUESTIONS AND ANSWERS

What is included in these materials and posted on our website?

These materials include:

•	Our proxy statement for the Annual Meeting including the proxy card for the Annual Meeting; and

•	Our 2008 Annual Report on Form 10-K, which includes our audited consolidated financial statements for the fiscal year ended December 31, 2008.

What items will be voted on at the Annual Meeting?

There are three items that will be voted on at the Annual Meeting:

1.	The election of two Class II directors;

2.	The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and

3.	The approval of a stock option exchange program that will permit our eligible employees to exchange certain outstanding stock options for restricted stock units, except that executive officers will receive options with a lower exercise price rather than restricted stock units.

What are our Board of Directors’ voting recommendations?

Our board recommends that you vote your shares “FOR” each of the nominees to the board, “FOR” the ratification of the appointment of KPMG LLP, and “FOR” the approval of the stock option exchange program.

Who may vote at the Annual Meeting?

If you owned NetSuite’s common stock at the close of business on March 27, 2009 (the “Record Date”), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 61,790,073 shares of common stock issued and outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the Annual Meeting. Each stockholder of record is entitled to one vote for each share of common stock held by such stockholder.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo, you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by NetSuite.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of NetSuite’s outstanding shares on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

•	Are present and vote in person at the meeting; or

•	Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

As long as the shares held by our majority stockholder, NetSuite Restricted Holdings LLC, are present in person or by proxy, we will have a quorum at the meeting.

If I am a stockholder of record of NetSuite’s shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. Directions to the Annual Meeting are available on our corporate website at www.netsuite.com under the heading “Investors.”

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet, by mail or by telephone by following the instructions provided in the proxy materials.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid proxy from the organization that holds your shares. Directions to the Annual Meeting are available on our corporate website at www.netsuite.com under the heading “Investors.”

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, by mail or by telephone by following the instructions provided in the proxy materials.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

•	Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our board of directors; or

•	If you sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by our board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a “broker non-vote.” When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the proxy materials.

Which ballot measures are considered “routine” or “non-routine”?

Both Proposal 1 (election of directors) and Proposal 2 (approval of independent registered public accounting firm) involve matters that we believe will be considered routine. Proposal 3 (approval of stock option exchange program) involves a matter that we believe will be considered non-routine.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are treated as represented and entitled to vote and, therefore, have the same effect on the outcome of a matter being voted on at the Annual Meeting as a vote “AGAINST” or “WITHHELD” except in elections of directors where abstentions have no effect on the outcome.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	Each director must be elected by a plurality of the votes cast, meaning that the two nominees receiving the most “FOR” votes (among votes properly cast in person or by proxy) will be elected. Only votes “FOR” will affect the outcome. Withheld votes or broker non-votes will not affect the outcome of the vote.

Proposal 2—Ratification of appointment of independent registered public accounting firm; and Proposal 3—Approval of stock option exchange program	To be approved by our stockholders, a majority of the shares represented and entitled to vote at the Annual Meeting must vote “FOR” these proposals. Broker non-votes are not considered entitled to vote and, thus, will have no effect on the outcome of the vote.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NetSuite or to third parties, except:

•	As necessary to meet applicable legal requirements;

•	To allow for the tabulation and certification of votes; or

•	To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our board of directors.

Who will serve as Inspector of Elections?

The inspector of elections will be a representative from Wells Fargo Shareholder Services.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Elections and published in our Quarterly Report on Form 10-Q for the second quarter of 2009.

Who is paying for the cost of this proxy solicitation?

NetSuite is paying the costs of the solicitation of proxies. We will pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

•	Forwarding printed proxy materials by mail to stockholders of record and beneficial owners; and

•	Obtaining beneficial owners’ voting instructions.

We may also retain a proxy solicitor and estimate that fees for such solicitor will be approximately $8,500. Our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We may also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

How will our majority stockholder vote its shares on these matters?

NetSuite Restricted Holdings LLC, or the LLC, holds 31,964,891 shares of our common stock. As of March 27, 2009, those shares represented approximately 51.7% of our outstanding stock. The LLC is a limited liability company beneficially owned by Lawrence J. Ellison, and was formed for the limited purpose of holding the NetSuite shares, voting the shares as described below, and funding charitable gifts as and when directed by Mr. Ellison. The LLC is managed solely by an unrelated third party.

The Operating Agreement for the LLC contains provisions regarding the voting of our shares that are designed to neutralize the voting power of the shares of our stock held by the LLC, and that require that all the shares held by the LLC that are entitled to be voted at any meeting of our stockholders will be present and voted at such meeting, except as described below. These provisions require the shares held by the LLC to be voted on each matter presented in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of our other voting stockholders who are present and voting, other than shares beneficially owned by Mr. Ellison or members of his family, shares owned by trusts created for the benefit of Mr. Ellison’s family members, and shares beneficially owned by any person or group that makes (or under applicable law is required to make) a filing on Schedule 13D with the SEC. These voting provisions apply to all matters brought before our stockholders, except transactions involving a change of control, dissolution, sale of substantially all the assets, or a liquidation of NetSuite, in which case the shares held by the LLC will be voted as directed by Mr. Ellison.

How can stockholders submit a proposal for inclusion in our proxy statement for the 2010 Annual Meeting?

To be included in our proxy statement for the 2010 Annual Meeting, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 14, 2009, or no later than one hundred twenty (120) calendar days before the one-year anniversary of the date on which we first released our proxy statement to stockholders in connection with this year’s annual meeting of stockholders.

How can stockholders submit proposals to be raised at the 2010 Annual Meeting that will not be included in our proxy statement for the 2010 Annual Meeting?

To be raised at the 2010 Annual Meeting, stockholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws, a stockholder must give advance notice to our Secretary of any business, including nominations of candidates for election as directors for our board, that the stockholder wishes to raise at our Annual Meeting. To be timely, the notice must be delivered to or mailed and received by our Secretary at our principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting. Since our 2009 Annual Meeting is being held on May 19, 2009, stockholder proposals must be received by our Secretary at our principal executive offices no earlier than January 19, 2010 and no later than February 18, 2010, in order to be raised at our 2010 Annual Meeting.

What if the date of the 2010 Annual Meeting changes by more than 30 days from the anniversary of this year’s Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2010 Annual Meeting changes by more than 30 days from the anniversary of this year’s Annual Meeting, to be included in our proxy statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2010 Annual Meeting changes by more than 30 days from the anniversary of this year’s Annual Meeting, stockholder proposals to be brought before the 2010 Annual Meeting must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

Does a stockholder proposal require specific information?

With respect to a stockholder’s nomination of a candidate for our board, the stockholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws. If you wish to bring a stockholder proposal or nominate a candidate for director, you are advised to review our Restated Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Our current Restated Bylaws may be found on our corporate website at www.netsuite.com under the headings “Investors/Corporate Governance.”

What happens if we receive a stockholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2010 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors currently consists of six directors and is divided into three classes, with the nominees for one class to be elected at each annual meeting of stockholders, to hold office for a three-year term and until successors of such class have been elected and qualified, subject to their earlier death, resignation or removal. On March 27, 2009, Catherine R. Kinney was appointed to our board of directors to serve as a Class II director following the unexpected death on September 28, 2008 of Keith Grinstein, a member of our board of directors until his death. The terms of the Class II directors are scheduled to expire on the date of the upcoming Annual Meeting. Based on the recommendation of the nominating and governance committee of the board of directors, the board of directors’ nominees for election by the stockholders are the current Class II members of the board of directors, Evan Goldberg and Catherine R. Kinney. If elected, the nominees will serve as directors until our annual meeting of stockholders in 2012 and until their successors are elected and qualified, subject to their earlier death, resignation or removal.

The names and certain information about the nominees for election as directors and the continuing directors in each of the other two classes of our board of directors are set forth below. There are no family relationships among any of our directors or executive officers.

It is intended that the proxy will be voted, unless otherwise indicated, for the election of the nominees as Class II directors to the board of directors. If any of the nominees, for any reason, should be unable or unwilling to serve at any time prior to the Annual Meeting, the proxies will be voted for the election of such other person as a substitute nominee as our board of directors may designate in place of such nominee.

The two candidates receiving the highest number of affirmative votes of the shares of our common stock entitled to vote at the Annual Meeting will be elected directors to serve until their successors have been duly elected and qualified, subject to their earlier death, resignation or removal.

Nominees for Class II Directors

The name and age as of March 31, 2009 of each nominee director, his or her position with us, the year in which he or she first became a director and certain biographical information as of March 31, 2009 is set forth below:

Name	Age	Positions and Offices Held with the Company	Director Since
Evan Goldberg	42	Chief Technology Officer and Chairman of the Board	1998
Catherine R. Kinney	57	Director	2009

Evan Goldberg co-founded our company and has been a member of our board of directors since October 1998 and Chairman of our board since January 2003. From October 1998 through January 2003, Mr. Goldberg held various positions with us, including President and Chief Executive Officer and Chief Technology Officer. Prior to joining us, Mr. Goldberg founded mBed Software, Inc., a software company focused on multimedia tools for website developers, where he served as Chief Executive Officer from November 1995 to September 1998. From August 1987 to November 1995, Mr. Goldberg held various positions in product development at Oracle Corporation, including Vice President of Development in the New Media Division. Mr. Goldberg holds a B.A. from Harvard College.

Catherine R. Kinney has been a member of our board of directors since March 2009. From 2007 through March 2009, Ms. Kinney served as Group Executive Vice President and Head of Global Listings at NYSE Euronext. From 2002 to 2007, Ms. Kinney served as President and Co-Chief Operating Officer of the New York Stock Exchange. Ms. Kinney holds a B.A. from Iona College and completed the Advanced Management Program at Harvard Business School. She has received honorary degrees from Georgetown University, Fordham University, and Rosemont College.

Directors Not Standing for Election

The names and certain biographical information as of March 31, 2009 about the continuing members of our board of directors who are not standing for election at this year’s Annual Meeting are set forth below:

Name	Age	Positions and Offices Held with the Company	Director Since	Class and Year in Which Term Will Expire
William Beane III	47	Director	2007	Class III 2010
Deborah Farrington	58	Director	2000	Class III 2010
Zachary Nelson	47	President, Chief Executive Officer and Director	2002	Class I 2011
Kevin Thompson	43	Director	2006	Class I 2011

William Beane III has been a member of our board of directors since January 2007. Since October 1997, Mr. Beane has served as Vice President and General Manager of the Oakland Athletics, a major league baseball team. Mr. Beane also serves on the board of directors of Easton-Bell Sports, Inc., a sporting goods manufacturer. He attended the University of California, San Diego.

Deborah Farrington has been a member of our board of directors since May 2000. Since May 1998, Ms. Farrington has served as a General Partner of StarVest Partners, L.P., a venture capital firm, and, since April 2006, has served as President of StarVest Management, Inc., a management company. Ms. Farrington also is a member of the board of directors and serves as the chair of the compensation committee of Collectors Universe, Inc., a company that grades and authenticates collectible assets. She holds an A.B. from Smith College and a M.B.A. from Harvard Business School.

Zachary Nelson has served as a director since July 2002 and as our President and Chief Executive Officer since January 2003. Prior to that, Mr. Nelson served as our President and Chief Operating Officer from July 2002 to January 2003. From March 1996 to October 2001, Mr. Nelson was employed by Network Associates, Inc. (now McAfee, Inc.), an enterprise security software company. While at Network Associates, Mr. Nelson held positions including Chief Strategy Officer of Network Associates and President and CEO of MyCIO.com, a subsidiary that provided on-demand software security services. From 1992 to 1996, he held various positions, including Vice President of Worldwide Marketing, at Oracle Corporation, an enterprise software company. He holds B.S. and M.A. degrees from Stanford University.

Kevin Thompson has been a member of our board of directors since September 2006. Since January 2009, Mr. Thompson has been President, Chief Operating Officer, Chief Financial Officer and Treasurer of Solarwinds, Inc., a network management software company. From May 2007 to January 2009, Mr. Thompson served as Chief Operating Officer, Chief Financial Officer and Treasurer of SolarWinds. Inc. and from July 2006 through May 2007, Mr. Thompson was Chief Financial Officer and Treasurer of Solarwinds, Inc. Mr. Thompson was Senior Vice President and Chief Financial Officer at SAS Institute, a business intelligence software company, from September 2004 until November 2005. Mr. Thompson served as Executive Vice President and Chief Financial Officer of Red Hat Inc., an enterprise software company, from October 2000 until August 2004. He holds a B.B.A. from the University of Oklahoma.

Vote Required and Board of Directors’ Recommendation

Each director must be elected by a plurality of the votes cast, meaning that the two nominees receiving the most “FOR” votes (among votes properly cast in person or by proxy) will be elected.

RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE

ELECTION OF THE BOARD’S TWO NOMINEES IDENTIFIED ABOVE IN PROPOSAL NO. 1.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. The board of directors has also adopted a written charter for each of the three standing committees: the audit committee, the compensation committee and the nominating and governance committee. Each committee charter is available on our corporate website at www.netsuite.com under the headings “Investors/Corporate Governance,” or in print by contacting Investor Relations at our principal executive offices.

Audit Committee

Our audit committee is comprised of Deborah Farrington, Catherine R. Kinney and Kevin Thompson, each of whom is a non-employee member of our board of directors. Mr. Thompson is the chairperson of our audit committee. Keith Grinstein was a member of our audit committee until his unexpected death on September 28, 2008. Ms. Kinney joined our audit committee on March 27, 2009. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy, and that Ms. Farrington and Mr. Thompson each qualify as an audit committee financial expert, under the applicable requirements of the New York Stock Exchange and SEC rules and regulations.

The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and approving in advance any proposed related party transactions.

Compensation Committee

Our compensation committee is comprised of Deborah Farrington and Kevin Thompson, each of whom is a non-employee member of our board of directors. Ms. Farrington is the chairperson of our compensation committee. Keith Grinstein was a member of our compensation committee until his unexpected death on September 28, 2008. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the New York Stock Exchange. The compensation committee is responsible for, among other things:

•

reviewing and approving for our executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	overseeing compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Deborah Farrington, Catherine R. Kinney and Kevin Thompson, each of whom is a non-employee member of our board of directors. Ms. Farrington became the chairperson of our nominating and governance committee on October 10, 2008 due to the unexpected death of Keith Grinstein on September 28, 2008 and Ms. Kinney joined and became the chairperson of our nominating and governance committee on March 27, 2009. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the rules of the New York Stock Exchange. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors; and

•	reviewing and monitoring our code of ethics.

Board Meetings and Attendance

The board held 11 meetings during the year ended December 31, 2008. Each then current director attended at least 75% of the aggregate number of the meetings of the board and of the committees on which he or she served during the period for which he or she was a director or committee member, respectively. The following table sets forth the standing committees of the board, the number of meetings held by each committee in 2008 and the membership of each committee during the year ended December 31, 2008. Messrs. Nelson, Goldberg and Beane are omitted from the table below as they were not members of any of the standing committees of the board.

Name	Audit	Compensation	Nominating & Governance
Keith Grinstein(1)	Member	Member	Chair
Deborah Farrington(2)	Member	Chair	Member/Chair
Kevin Thompson	Chair	Member	Member

Number of Meetings held in 2008	7	10	6

(1)	Mr. Grinstein ceased being a member of our audit and compensation committees and ceased being a member and the Chairperson of our nominating and governance committee due to his unexpected death on September 28, 2008.

(2)	Ms. Farrington was appointed as the Chairperson of the nominating and governance committee on October 10, 2008.

Director Attendance at Annual Stockholder Meetings

Directors are encouraged, but not required, to attend our Annual Stockholder Meeting. Each of our directors attended the 2008 Annual Meeting of Stockholders.

Corporate Governance

Board Independence and Lead Independent Director

Our board of directors has undertaken a review of the independence of the directors and considered whether any director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that William Beane III, Deborah Farrington, Catherine R. Kinney and Kevin Thompson, representing four of our six directors, are “independent directors” as defined under the rules of the New York Stock Exchange, constituting a majority of independent directors of our board of directors as required by the rules of the New York Stock Exchange.

In February 2008, upon the recommendation of the nominating and governance committee, the board appointed Deborah Farrington to be the lead independent director. The lead independent director is responsible for coordinating the activities of the independent directors, chairing executive sessions of the independent directors, reviewing and overseeing of the board agenda and leading the board in connection with matters that require a leader other than the chairman.

Executive Sessions

Executive sessions of independent directors are generally held in connection with each regularly scheduled in person board of directors meeting and at other times as necessary. The board of directors’ policy is to hold executive sessions without the presence of management, including the chief executive officer and other non-independent directors. The audit committee and the compensation committee of the board of directors also generally meet in executive session at least on a quarterly basis and the nominating and governance committee generally meets in executive session on at least an annual basis and at other times as necessary.

Corporate Governance Guidelines and Code of Ethics

We and our board of directors regularly review and evaluate our corporate governance practices. The board of directors has adopted corporate governance guidelines that address the composition of and policies applicable to the board of directors. Our board of directors has adopted a code of ethics for our principal executive and senior financial officers. The code applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Any substantive amendments to or waivers of the code of ethics relating to the executive officers or directors of the Company will be disclosed promptly on our website. Our corporate governance guidelines and our code of ethics are available on our corporate website at www.netsuite.com under the headings “Investors/Corporate Governance” or in print by contacting Investor Relations at our principal executive offices.

Whistleblower Procedures

In accordance with the Sarbanes-Oxley Act of 2002, we have established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. If an employee has a concern regarding questionable accounting, internal accounting controls or auditing matters, or the reporting of fraudulent financial information, our employees may report their concern by sending a letter (which may be anonymous at the discretion of the reporting person), to us at our principal executive offices to the attention of the SVP and General Counsel or if such employee is uncomfortable reporting to the SVP and General Counsel to the attention of the Chairman of the Audit Committee. Employees may also report their concerns by telephone or online (which may be anonymous at the discretion of the reporting person) by using our ethics reporting system available on our Intranet website.

Director Nomination Procedures

The nominating and governance committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the nominating and governance committee will take into consideration the needs of the board and the qualifications of the candidate. The nominating and governance committee may also take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held. To have a candidate considered by the nominating and governance committee, a stockholder must submit the recommendation in writing and must include the following information:

•	the name of the stockholder and evidence of the person’s ownership of our stock, including the number of shares owned and the length of time of ownership;

•	the name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director of the Company; and

•	the written consent of the proposed candidate to be named as a nominee and to serve as a director if elected.

The stockholder recommendation and information described above must be sent to the corporate secretary at our principal executive offices and must be received by the corporate secretary not less than 90 days or more than 120 days prior to the anniversary date of our most recent annual meeting of stockholders. If the date of our annual meeting changes by more than 30 days from the anniversary of the prior year’s annual meeting then the stockholder recommendation and information described above must be received by the corporate secretary not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

The nominating and governance committee believes that the minimum qualifications for serving as a director are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the board’s oversight of the business and affairs of NetSuite and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the nominating and governance committee examines a candidate’s specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest, interpersonal skills and compatibility with the board, ability to complement the competency and skills of the other board members and independence from management and the Company. The nominating and governance committee also seeks to have the board represent a diversity of backgrounds and experience.

The nominating and governance committee identifies potential nominees through independent research and through consultation with current directors and executive officers and other professional colleagues. The nominating and governance committee looks for persons meeting the criteria above, and takes note of individuals who have had a change in circumstances that might make them available to serve on the board. The nominating and governance committee also, from time to time, in its discretion, may engage firms that specialize in identifying director candidates. As described above, the nominating and governance committee will also consider candidates recommended by stockholders.

Once a person has been identified by the nominating and governance committee as a potential candidate, the committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the nominating and governance committee determines that the candidate warrants further consideration by the committee, the chairman or another member of the committee would contact the person. Generally, if the person expresses a willingness to be considered and to serve on the board, the nominating and governance committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the committee might be considering. The nominating and governance committee may also conduct one or more interviews with the candidate, either in person, telephonically or both. In certain instances, nominating and governance committee members or other board members may request a background check, may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s accomplishments. The nominating and governance committee’s evaluation process does not vary based on whether or not a candidate is recommended by a stockholder, although, as stated above, the committee may take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held.

Catherine R. Kinney was appointed to our board of directors on March 27, 2009. After the unexpected death on September 28, 2008 of Keith Grinstein, a member of our board of directors until his death, the nominating and governance committee considered a number of highly qualified candidates to join our board and met with select candidates. After extensive review of Ms. Kinney’s qualifications and experience, the nominating and governance committee nominated Ms. Kinney and after deliberation by our full board Ms. Kinney was appointed to our board to serve until the date of our upcoming Annual Meeting. Ms. Kinney was previously Group Executive Vice President and Head of Global Listings at NYSE Euronext, and was introduced to members of management and the board of directors during our initial public offering while serving in this capacity.

Communications with Directors

Our board encourages stockholders or other interested parties who are interested in communicating directly with our independent directors as a group to do so by writing to the independent directors in care of our Corporate Secretary. Stockholders and interested parties may each send communications by mail to: Secretary, NetSuite Inc., 2955 Campus Drive, Suite 100, San Mateo, CA 94403-2511. Interested party correspondence addressed to our independent directors will be reviewed by our Corporate Secretary or his or her designee, who will forward to our independent directors all correspondence that, in the opinion of our Corporate Secretary, deals with the functions of the board or committees thereof or that our Corporate Secretary otherwise determines is appropriate to be sent to them.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On the recommendation of the audit committee, the board of directors has appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. The board of directors recommends that stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the board of directors will reconsider its selection, though a change will not necessarily be made. Even if the appointment is ratified, the audit committee may, in its discretion, direct the appointment of a different independent registered accounting firm at any time during the year if the audit committee determines that such a change would be in our stockholders’ best interests.

In January 2007, we and Deloitte & Touche LLP, or Deloitte, our independent auditors at the time, mutually agreed to terminate Deloitte’s engagement to audit our financial statements because Deloitte would not qualify as an independent accounting firm for us once we became a public company. Therefore, in January 2007, we engaged KPMG LLP as our new independent registered public accounting firm for the fiscal years ended December 31, 2004, 2005 and 2006. Our board of directors authorized the dismissal of Deloitte and the engagement of KPMG. Deloitte did not issue any audit reports on our financial statements for the years ended December 31, 2005 and 2006.

KPMG LLP has audited our financial statements for the period beginning from December 31, 2004 to the fiscal year ended December 31, 2008. We expect representatives of KPMG LLP to be present at the Annual Meeting and available to respond to appropriate questions. They will also have the opportunity to make a statement if they desire to do so.

Audit and Non-Audit Fees

The following table sets forth fees billed for professional audit services and other services rendered to us by KPMG LLP during the fiscal years ended December 31, 2008 and 2007:

	Fiscal 2008(1)	Fiscal 2007(2)
Audit Fees(3)	$1,527,065	$3,720,506
Audit-Related Fees(4)	158,510	—
Tax Fees	—	—
All Other Fees	—	—

Total	$1,685,575	$3,720,506

(1)	Includes $131,472 for fees associated with services rendered related to our initial public offering.

(2)	Includes (i) $1,151,534 for fees associated with performing audit services for the fiscal years ended December 31, 2004, 2005 and 2006 in anticipation of our initial public offering, (ii) $1,641,393 for fees associated with services rendered related to our initial public offering, (iii) $713,820 for fees associated with performing audit services for the fiscal year ended December 31, 2007, and (iv) $49,551 for out-of-pocket expenses.

(3)	Audit Fees include fees for professional services rendered in connection with the audit of our annual financial statements included in our Form 10-K, the reviews of the financial statements included in our Form 10-Q, attestation-related services in connection with Section 404 of SOX and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

(4)	Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. For 2008, these services included accounting assistance in connection with the acquisition of OpenAir, Inc. in June 2008.

Policy on Pre-Approval of Audit and Non-Audit Services

It is the policy of our audit committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our audit committee pre-approves services by authorizing either generally or specifically projects within the categories outlined above, subject to budgeted amounts. To ensure prompt handling of unexpected matters, the audit committee delegates to the chair of the audit committee the authority to address any requests for pre-approval of services between audit committee meetings; provided, however, that such additional or amended services may not affect KPMG’s independence under applicable SEC rules. Any such pre-approval decisions that are made by the chair of the audit committee must be reported to the audit committee at its next scheduled meeting.

All KPMG LLP services and fees in fiscal 2008 were pre-approved by the audit committee.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as our independent registered public accounting firm.

RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RATIFICATION OF THE

APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3

APPROVAL OF STOCK OPTION EXCHANGE PROGRAM

This is a proposal to approve a stock option exchange program. On March 18, 2009, our board of directors authorized, subject to stockholder approval, a stock option exchange program (the “exchange program”) that will permit our eligible employees to exchange certain outstanding stock options (the options eligible for the exchange program are referred to here as “eligible options”) with an exercise price greater than or equal to 120% of the closing price of our common stock approximately one week before the anticipated launch date of the exchange program, which launch date is currently expected to be May 20, 2009. Our intent in using this threshold is to ensure that only outstanding stock options that are substantially “underwater” (meaning the exercise prices of the options are greater than our current stock price) are eligible for the exchange program. We intend to exchange underwater options for restricted stock units for employees, except that employees who are executive officers, as determined on the date of the launch of the stock option exchange program, will receive new options instead of restricted stock units. As of February 28, 2009, the executive officers are Zachary Nelson (President and Chief Executive Officer), Evan Goldberg (Founder, Chief Technology Officer and Chairman of the Board), James McGeever (Chief Financial Officer), Timothy Dilley (Executive Vice President, Worldwide Services and Chief Customer Officer), James Ramsey (Senior Vice President, Worldwide Sales and Distribution) and Doug Solomon (Senior Vice President, General Counsel and Secretary) (collectively, the “Executive Officers”). The non-employee members of our board of directors will not be eligible to participate in the exchange program.

Reasons for conducting the exchange program

We want to implement an exchange program to restore the retention and incentive benefits of our equity awards. The exchange program also will better align the value associated with the compensation expense the Company has booked and will continue to book in the future for these awards.

Our stock price, like that of many other companies in the technology industry, has declined significantly in the past year. We and other business-to-business companies have been impacted by the downturn in business spending and declining consumer confidence, as well as other macro-economic factors. We believe the decline in our stock price, and similar declines in the stock prices of our peer companies reflect investor concerns over the weakening economy.

As a result of these factors, many of our employees hold options that are substantially underwater. These underwater options do not currently provide meaningful retention and incentive value to our employees and thus, do not enhance long-term stockholder value. We believe the exchange program would provide employees a meaningful incentive that is directly aligned with the interest of our stockholders and would restore the lost retention value of the equity compensation of such employees.

Thus, for a number of reasons, we believe the exchange program is an important component in our strategy to align employee and stockholder interests through our equity compensation practices. We believe that the exchange program is important because it will permit us to:

•

provide renewed incentives for the employees who participate in the exchange program by issuing them new equity awards that will vest over a period of time following the exchange if they remain employed with us. Providing renewed incentives to our employees is the primary purpose of the exchange program and we believe the exchange program will enable us to enhance long-term stockholder value by aligning the interests of our employees more fully with the interests of our stockholders;

•

meaningfully reduce our total number of shares subject to outstanding equity awards, or “overhang,” represented by outstanding options that have high exercise prices and may no longer incentivize their holders to remain as our employees. Keeping these options outstanding does not serve the interests of our stockholders and does not provide the benefits intended by our equity compensation program. By replacing the surrendered options with a lesser number of new awards, our overhang will be decreased. The overhang represented by the restricted stock units and options issued pursuant to the exchange program will reflect an appropriate balance between our goals for our equity compensation program and our interest in minimizing our overhang and the dilution of our stockholders’ interests; and

•

recapture value from compensation costs that we already are incurring with respect to outstanding options. These options were granted at the then fair market value of our common stock. Under applicable accounting rules, we will have to recognize approximately $28.8 million in compensation expense related to these options, $13.8 million of which has already been expensed as of February 28, 2009 and $15.0 million of which we will continue to be obligated to expense, even if these options are never exercised because the majority remain underwater. As of February 28, 2009, the fair value associated with outstanding underwater options granted during and after April 2007 (other than those granted to the members of our board of directors) was approximately $10.8 million. We believe it is not an efficient use of resources to recognize compensation expense on awards that do not provide value to our employees. By replacing options that have little or no retention or incentive value with equity awards that will provide both retention and incentive value, we will be making efficient use of our resources.

The exchange program will take place if and only if the exchange program is approved by our stockholders. If our stockholders do not approve the exchange program, eligible options would remain outstanding and in effect in accordance with their existing terms. We would continue to recognize compensation expense for these eligible options even though the options may have little or no retention or incentive value.

Eligibility of options for the exchange program

Eligible options will include outstanding options with an exercise price per share greater than or equal to 120% of the closing price of our common stock approximately one week before the launch of the exchange program. As of February 28, 2009, options to purchase approximately 7,718,732 shares of our common stock were outstanding under both of our equity incentive plans. For example, if we were to start the exchange program on March 7, 2009, our common stock closed at $9.20 on February 28, 2009 and all options with an exercise price of $11.04 or above would be eligible for the exchange. On February 28, 2009, the number of shares underlying eligible options with an exercise price of $11.04 or higher was 3,259,286.

Alternatives to the exchange program

In considering how best to continue to motivate, retain and reward our employees who have options that are underwater, we evaluated several alternatives, including the following:

•

Increase Cash Compensation. To replace the intended benefits of equity incentives, we would need to substantially increase cash compensation. These increases would substantially increase our compensation expense and reduce our cash position and cash flow from operations. In addition, these increases would not reduce our overhang.

•

Grant Additional Equity Awards. We also considered granting employees additional equity at current market prices. However, these additional grants would substantially increase our equity award overhang and the potential dilution to our stockholders and would increase our compensation expense accordingly.

We determined that a program under which employees could exchange eligible options for a lesser number of restricted stock units or options was most attractive for a number of reasons, including the following:

•

Reasonable, Balanced Incentives. Under the exchange program, participating employees will surrender underwater eligible options for a lesser number of restricted stock units or options with new vesting requirements. We believe the grant of a lesser number of equity awards is a reasonable and balanced exchange for the eligible options.

•

Restore Retention and Motivation Incentives. Many companies, especially those in the technology industry, have long used equity awards as a means of attracting, motivating and retaining their best employees, while aligning those employees’ interests with those of the stockholders. We continue to believe that equity awards are an important component of our employees’ total compensation, and that replacing this component with additional cash compensation to remain competitive could have a material adverse effect on our financial position and cash flow from operations. We also believe that in order to have the desired impact on employee motivation and retention, our employee options should be exercisable near the current price of our common stock. The failure to address the underwater option issue in the near to medium term will make it more difficult for us to retain our key employees. If we cannot retain these employees, our ability to compete with other companies in our industry could be jeopardized, which could adversely affect our business, results of operations and future stock price.

•

Overhang Reduction. Not only do the underwater options have little or no retention value, they cannot be removed from our equity award overhang until they are exercised, or are canceled due to expiration or the employee’s termination. Underwater options also continue to have considerable compensation expense. The exchange program will reduce our overhang while eliminating the ineffective eligible options that are currently outstanding. Under the proposed exchange program, participating employees will receive equity awards covering a lesser number of shares than the number of shares covered by the surrendered options. Because participating employees will receive a lesser number of restricted stock units or options in exchange for their eligible options, the number of shares of stock subject to all outstanding equity awards will be reduced, thereby reducing our overhang.

•

Reduced Pressure for Additional Grants. If we are unable to conduct a program in which underwater options with low incentive value may be exchanged for a lesser number of restricted stock units or options with higher incentive value, we may be forced to issue additional restricted stock units or options to our employees at current market prices in order to provide our employees with renewed incentive value. Any such additional grants would increase our overhang as well as our compensation expense, and would also more quickly exhaust our current pool of shares available for future grant.

•

Conservation of Equity Pool. Under the exchange program, options originally granted under the 1999 Stock Plan and surrendered in exchange for a lesser number of restricted stock units will return to the pool of shares available for future grant under our 2007 Equity Incentive Plan. This return of shares will constitute an efficient use of the shares available for future issuance as well as reduce our overhang. In addition, in order to have a meaningful return of shares to our pool reserve and to maximize retention incentives, we believe our Executive Officers should also be permitted to participate in the exchange program due to the large number, and deeply underwater nature, of options held by the Executive Officers.

Commencement of the exchange program

If approved by stockholders at our annual meeting on May 19, 2009, we intend to commence the exchange program on May 20, 2009. The commencement date may be delayed for legal, tax, accounting or administrative reasons, among others, and will be determined at the discretion of our board of directors.

SUMMARY OF THE EXCHANGE PROGRAM

Mechanics of the exchange program

Our board of directors authorized the exchange program on March 18, 2009, upon the recommendation of the compensation committee of our board of directors and subject to stockholder approval. We have not implemented the exchange program and will not do so unless our stockholders approve this proposal. If we receive stockholder approval of the proposal, it is anticipated that the exchange program would commence on May 20, 2009.

Upon the start of the exchange program, employees holding eligible options will receive a written offer that will set forth the precise terms and timing of the exchange program. Eligible employees will be given at least 20 business days to elect to surrender their eligible options in exchange for new equity awards. Promptly following the completion of the exchange offer, surrendered eligible options will be canceled and the restricted stock units or options will be granted in exchange.

At the start of the exchange program, we will file the offer to exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain the offer to exchange and other documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov.

Employee eligibility requirements for the exchange program

If approved by the stockholders, the exchange program will be open to all active employees located in the United States and to our employees who are located in Australia, Canada, Hong Kong, Japan, Singapore and the United Kingdom, where permitted by local law and where we determine it would be practicable to do so. It is possible that we would need to make modifications to the terms of the exchange program offered to employees in countries outside the Unites States either to comply with local requirements, or for tax or accounting reasons. In addition, we may exclude employees in certain non-US jurisdictions from the exchange program if local law, expense, complexity, administrative burden or similar considerations would make their participation illegal, infeasible or impractical. The non-employee members of our board of directors will not be eligible to participate in the exchange program.

In addition to being employed as of the start of the exchange program, an employee must continue to be employed by us through the date the restricted stock units or options are granted in exchange for the surrendered eligible options. Any employee holding eligible options who elects to participate in the exchange program but whose employment terminates for any reason prior to the grant of the new equity awards, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, will retain his or her eligible options subject to their existing terms.

Eligibility of non-employee members of our board or directors in the exchange program

The non-employee members of our board of directors will not be eligible to participate in the exchange program.

Interests of officers and directors in the exchange program

Named executive officers who participate in the exchange program will receive a new option in exchange for each exchanged eligible option. Each new option will be for a fewer number of shares equal to (a) the number of shares underlying the option exchanged multiplied by (b) an exchange ratio (as discussed below in more detail). Although Dean Mansfield is a named executive officer for purposes of this proxy statement based upon his position and compensation in 2008, as of the launch date of the exchange he will not be an executive officer of the Company and therefore, similar to other non-executive officers, he will be eligible to receive restricted stock units on a ratio of 0.5 RSUs for each share underlying an exchanged option, subject to rounding.

Non-employee directors will not be permitted to participate in the exchange program.

As of February 28, 2009, each named executive officer would be entitled to exchange the following number of options (assuming the $9.20 closing price on such date):

Zachary Nelson	350,001 options
Evan Goldberg	317,000 options
James McGeever	150,000 options
Timothy Dilley	95,001 options
Dean Mansfield	130,000 options

Total	1,042,002 options

Exchange ratios

The exchange program will not be a one-for-one exchange. Employees who participate in the exchange program, except the Executive Officers, will receive 0.5 restricted stock units for each share underlying an exchanged option. For example, for an option to purchase 100 shares, an employee, other than an Executive Officer, will receive 50 restricted stock units in return. On February 28, 2009, based on our closing stock price of $9.20, the number of eligible options that could be exchanged for restricted stock by our non-Executive Officer employees was approximately 2,207,283 shares.

Executive Officers who participate in the exchange program will instead receive a new option for a reduced number of shares equal to (a) the number of shares underlying the option exchanged multiplied by (b) an exchange ratio set at a value to equal value ratio. The exchange ratios of surrendered options to issued options for Executive Officers will be established by grouping together eligible options with similar exercise prices and assigning an appropriate exchange ratio to each grouping. These exchange ratios are determined relative to the approximate fair value of the eligible options (calculated using the Black-Scholes model) within the relevant grouping. The calculation of fair value using the Black-Scholes model takes into account many variables, such as the volatility of our stock and the expected term of an award. As a result, the exchange ratios do not necessarily increase as the exercise price of the award increases. Setting the exchange ratios in this manner is intended to result in the issuance of new options that have a fair value approximately equal to or less than the fair value of the surrendered eligible options they replace. This will eliminate any additional compensation cost that we must recognize on the options, other than immaterial compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs. For instance, eligible options with exercise prices from $11.04-$15.00 per share might have an exchange ratio of 1.26 shares of the eligible option for each share of the new option to be received in exchange, while eligible options with exercise prices from $15.01-$18.00 per share might have an exchange ratio of 1.45 shares of the eligible option for each share of the new option to be received in exchange.

Only outstanding stock options with an exercise price greater than or equal to 120% of the closing price of our common stock approximately one week before the anticipated launch date of the exchange program will be eligible to be exchanged.

For purposes of applying the exchange ratio, fractional restricted stock units and new options will be rounded to the nearest whole restricted stock units and new options, respectively, on a grant by grant basis (with fractional restricted stock units and new options greater than or equal to point five (.5) rounded up to the nearest whole restricted stock units and new options, respectively, and fractional restricted stock units and new options less than point five (.5) rounded down to the nearest whole restricted stock units and new options, respectively).

Although the exchange ratios are not being set now, we can provide an example if we make certain assumptions regarding the start date of the offer, the fair value of the eligible options, and the fair market value of our common stock. For example, if we began the exchange program on March 7, 2009, only options with an exercise price above $11.04 per share would be eligible for the exchange program. If, at the time we set the exchange ratios, the fair market value of our common stock was $9.20 per share, then based on the above method of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio Would Be (Exchanged Option Shares for New Option Shares):
$11.04 or more but ≤ $15.00	1.26:1
$15.01 or more but ≤ $18.00	1.45:1
$18.01 or more but ≤ $24.00	N/A(1)
Above $24.00	2.13:1

(1)	Not applicable because we do not have any stock options with exercise prices between $18.01 and $24.00.

The total number of options a participating Executive Officer will receive with respect to his or her eligible options will equal (a) the number of shares underlying the eligible options surrendered in the exchange multiplied by (b) an exchange ratio based on the exercise price of the exchanged option, subject to rounding. The exchange ratios will be applied on a grant-by-grant basis.

For purposes of example only, if a participant exchanged an eligible option to purchase 1,000 shares with an exercise price of $17.25 per share and the exchange ratio was 1.45:1, he or she would receive a new option to purchase 689 shares. This is equal to 1,000 shares divided by 1.45 (the exchange ratio for an eligible option, in this example, with an exercise price of $17.25 per share). If the participant also exchanged another eligible option to purchase 750 shares with an exercise price of $26.00 per share and the exchange ratio was 2.13:1, he or she would receive a new option to purchase 352 shares. This is equal to 750 shares divided by 2.13 (the exchange ratio for an eligible option, in this example, with an exercise price of $26.00 per share).

Continuing this example, if we assume that all currently eligible options remain outstanding and the option holders remain eligible to participate, the following table summarizes information regarding the eligible options and the new options that would be granted in the exchange:

Exercise Prices of Eligible Options	Number of Shares Underlying Eligible Options	Weighted Average Exercise Price of Eligible Options	Weighted Average Remaining Life of Eligible Options (Years)	Exchange Ratio	Number of Shares Underlying New Options That Would Be Granted
$11.04 - $15.00	678,128	$13.30	4.82	1.26:1	538,033
$15.01 - $18.00	277,000	$17.25	5.70	1.45:1	191,382
$18.01 - $24.00	0	$N/A	N/A	N/A	0
> $24.00	96,875	$26.00	5.17	2.13:1	45,711

Total	1,052,003				775,126

After the exchange as presented in these examples, assuming that the closing stock price on the date of grant is $9.20 and all eligible options are tendered, stock awards outstanding as of February 28, 2009 would be as follows:

Award type(1)	Equity awards outstanding - February 28, 2009	Number of underwater options eligible to be exchanged	Potential new awards to be issued	Total awards outstanding following exchange
Stock options	7,718,732	(3,259,286)	775,126	5,234,572
Restricted stock awards and restricted stock units	1,371,483	—	1,103,642	2,475,125

Total stock awards	9,090,215	(3,259,286)	1,878,768	7,709,697

(1)	Excludes impact of awards granted, vested or forfeited after February 28, 2009.

Participation in the exchange program

Eligible employees will not be required to participate in the exchange program. Participation in the exchange program is voluntary.

Eligible employees will have an election period of at least 20 business days from the start of the exchange program in which to determine whether they wish to participate.

Because the decision whether to participate in the exchange program is completely voluntary, we are not able to predict which or how many employees will elect to participate, how many eligible options will be surrendered for exchange, and therefore how many restricted stock units and options may be issued. As indicated above, the non-employee members of our board of directors are not eligible to participate in the exchange program.

Election to exchange underwater options

Employees may decide whether to participate in the exchange program on a grant-by-grant basis. This means that employees may decide to surrender options from one grant but not another separate grant. However, employees may not elect to surrender only some of the shares covered by any particular option grant.

Vesting of new equity awards

Each restricted stock unit issued in the exchange program will represent a right to receive one share of our common stock on a specified future date if the restricted stock unit vests during the participant’s continued employment. Each option issued in the exchange program will represent a right to purchase one share of our common stock on a specified future date at the fair market value of our common stock on the date of issuance. None of the restricted stock units or options will be vested on the date of grant with the limited exception that if the exchange program is implemented in Canada restricted stock units granted to eligible employees in Canada may be vested upon the new award grant date to the extent necessary to cover certain taxes due upon the exchange.

All equity awards issued in the exchange program will vest quarterly on the basis of the participant’s continued employment with us. In the case of surrendered options which were scheduled to vest in full more than two years from the date the new equity awards will be issued, the new equity awards will vest quarterly over the same approximate vesting term as the eligible option exchanged, with certain eligible options with different grant dates grouped together to reflect the same term for purposes of administrative ease. In the case of surrendered options which were scheduled to vest in full less than two years from the date the new equity awards will be issued, new equity awards will vest quarterly over two years following the date of issuance.

The length of the vesting schedule applicable to each new equity award will depend on the original grant date of the eligible option surrendered in the exchange as follows:

Grant Date of Eligible Option	Vesting Term of New Equity Award
4/11/07	2 years
6/28/07	2 years
11/28/07	2.25 years
12/12/07	2.5 years
12/19/07	2.5 years
4/4/08	2.5 years
5/15/08	2.75 years
8/15/08	3 years
11/14/08	3.5 years

Terms and conditions of the new equity awards

Equity awards issued in the exchange program will be granted pursuant to the 2007 Equity Incentive Plan. Each restricted stock unit represents an unfunded right to receive one share of our common stock on a fixed date in the future, which generally is the date on which the restricted stock unit vests. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her restricted stock units. However, under U.S. federal tax law currently in effect, employees generally will recognize taxable income upon settlement of the restricted stock units, which will be subject to income and employment tax withholding. The tax consequences for participating employees outside of the United States may differ from the U.S. federal tax consequences.

Each option represents the right to purchase shares of our common stock during a prescribed period of time and as the option vests. Stock options granted to Executive Officers pursuant to the exchange program will be nonstatutory stock options, even if the eligible options surrendered in the exchange were classified as incentive stock options. Except for the different exercise price, classification as a nonstatutory stock option for U.S. tax purposes, and the vesting schedule described above, all other terms and conditions of the new options issued in the exchange program will be substantially the same as those that apply to eligible options granted previously, except that prior grants made from the 1999 Stock Plan will now be governed by the terms and conditions of the 2007 Equity Incentive Plan.

Terms of the exchange program

While the terms of the exchange program are expected to be materially similar to the terms described in this proposal, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, local law requirements, accounting rules, company policy decisions that make it appropriate to change the exchange program and the like. For instance, although we will not in any circumstances permit the non-employee members of our board of directors to participate or allow options below an exercise price which is at least 120% of the closing price of our common stock approximately one week before the launch of the exchange program to participate, we may decide that it is appropriate to exclude certain officers or exclude options granted below a higher price-point. As another example, we may alter the method of determining exchange ratios if we decide that there is a more efficient and appropriate way to set the ratios while still continuing to limit incremental compensation expense.

It is also possible that certain terms of the exchange program may need to be modified in countries outside the United States in order to comply with local requirements, or for tax, accounting or administrative reasons and/or that the exchange program may not be implemented in certain jurisdictions outside the United States if local law, expense, complexity, administrative burden or similar considerations would make it illegal, infeasible or impractical to do so. Additionally, we may decide not to implement the exchange program even if stockholder approval of the exchange program is obtained or may amend or terminate the exchange program once it is in progress. The final terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the staff of the SEC will require us to materially modify the terms of the exchange program, it is possible that we may need to alter the terms of the exchange program to comply with comments from the SEC staff.

Tax consequences of participation in the exchange program

The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participants will be provided in the exchange program documents. The law and regulations themselves are subject to change, and the Internal Revenue Service is not precluded from adopting a contrary position. The exchange of eligible options for restricted stock units or options should be treated as a non-taxable exchange, and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of new equity awards. However, the tax consequences for participating employees outside of the United States may differ from the U.S. federal tax consequences.

Accounting treatment of new equity awards

On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), on accounting for share-based payments. Under SFAS 123(R), we will recognize incremental compensation expense, if any, resulting from the restricted stock units and options granted in the exchange program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each new award granted to employees in exchange for surrendered eligible options, measured as of the date the restricted stock units and options are granted, over the fair value of the eligible options surrendered in exchange for the new awards, measured immediately prior to the exchange. Because we will set the exchange ratios in a manner intended to result in the issuance of new options that have a fair value approximately equal to or less than the fair value of the surrendered eligible options they replace, we will not incur any additional compensation expense for stock options issued to Executive Officers under the exchange program. While we designed the exchange program so that we do not incur additional compensation expense for such stock options issued to Executive Officers, we may incur minimal additional compensation expense due to fluctuations in our stock price between the date we set the exchange ratios for eligible options and the grant date of new options. The amount of additional compensation expense to be incurred resulting from the issuance of restricted stock units to our other employees is dependent on the value of our common stock on the grant date and the number of employees that elect to exchange their underwater stock options. For example, if all eligible employees elect to participate in the program and our stock price is $9.20 on the date of grant, we will incur approximately $2.9 million in additional compensation expense during the term of those new awards.

In the event that any of the restricted stock units or options are forfeited prior to their vesting due to termination of employment, the compensation expense for the forfeited restricted stock units or options will not be recognized.

Impact of the exchange program on our stockholders

We are unable to predict the precise impact of the exchange program on our stockholders because we are unable to predict how many or which employees will exchange their eligible options. The exchange program is intended to restore competitive and appropriate equity incentives for our employees, reduce our existing overhang and recapture value for compensation expense already being incurred.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the stock option exchange program.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE STOCK OPTION EXCHANGE PROGRAM.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report shall not be deemed to be (i) “soliciting material,” (ii) “filed” with the SEC, (iii) subject to Regulations 14A or 14C of the Exchange Act, or (iv) subject to the liabilities of Section 18 of the Exchange Act. This report shall not be deemed incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent the Company specifically incorporates it by reference into such filing.

Role of the Audit Committee

The audit committee operates under a written charter adopted by the board of directors on April 11, 2007 which provides that its functions include the oversight of the quality of the Company’s financial reports and other financial information and its compliance with legal and regulatory requirements, the appointment, compensation and oversight of the Company’s independent registered public accounting firm, KPMG LLP, including reviewing their independence, reviewing and approving the planned scope of the Company’s annual audit, reviewing and pre-approving any non-audit services that may be performed by KPMG LLP, reviewing with management and the Company’s independent registered public accounting firm the adequacy of internal financial controls, and reviewing the Company’s critical accounting policies and estimates, and the application of U.S. generally accepted accounting principles. The Audit Committee held 7 meetings during 2008.

The audit committee oversees the Company’s financial reporting process on behalf of the board of directors. Management is responsible for the Company’s internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. KPMG LLP is responsible for performing an independent audit of the Company’s consolidated financial statements and an independent audit of management’s assessment of internal controls over financial reporting, both in accordance with the standards of the Public Company Accounting Oversight Board (United States). The audit committee’s responsibility is to monitor and oversee this process.

Review of Audited Financial Statements for Fiscal Year ended December 31, 2008

The audit committee reviewed and discussed the Company’s audited financial statements for the fiscal year ended December 31, 2008 with management. The audit committee discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged with Governance).

The audit committee received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the audit committee has discussed the independence of KPMG LLP with that firm.

The audit committee has established procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by NetSuite employees, received through established procedures, of concerns regarding questionable accounting or auditing matters.

Based on the audit committee’s review and discussions with management and KPMG LLP, the audit committee recommended to the board of directors that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

Members of the audit committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the audit committee oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles or that KPMG LLP is in fact “independent.”

THE AUDIT COMMITTEE (as of March 26, 2009)

Kevin Thompson (Chair)

Deborah Farrington

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 28, 2009 by: (i) all those known by us to be beneficial owners of more than five percent of the outstanding shares of our common stock; (ii) each of our directors and director nominees; (iii) each executive officer named in the Summary Compensation Table below; and (iv) all directors and executive officers as a group. This table is based on information provided to us or filed with the SEC by our directors, executive officers and principal stockholders. Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

Applicable percentage ownership is based on 61,370,607 shares of common stock outstanding at February 28, 2009. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of February 28, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an “*”.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o NetSuite Inc., 2955 Campus Drive, Suite 100, San Mateo, CA 94403-2511.

	Shares Beneficially Owned
Name of Beneficial Owner	Common Shares Currently Held (a)	Common Shares That May Be Acquired Within 60 Days of February 28, 2009(1) (b)	Total Beneficial Ownership (a)+(b)	Percent of Class (%)
5% Stockholders:
Entities beneficially owned by Lawrence J. Ellison(2)	31,964,891	—	31,964,891	52.1%
Trust for the benefit of Margaret Ellison(3)	3,438,359	—	3,438,359	5.6
Trust for the benefit of David Ellison(3)	2,292,240	—	2,292,240	3.7

Directors and Executive Officers:
Zachary Nelson	1,273,530	600,606	1,874,136	3.1
Evan Goldberg	3,121,334	1,366,680	4,488,014	7.3
James McGeever(4)	308,993	167,736	476,729	*
Timothy Dilley(5)	28,603	170,418	199,021	*
Dean Mansfield(6)	8,901	303,284	312,185	*
William Beane III(7)	3,059	35,598	38,657	*
Deborah Farrington(8)	2,599,494	35,703	2,635,197	4.3
Kevin Thompson(9)	3,540	37,109	40,649	*
Catherine R. Kinney(10)	—	—	—	—
All executive officers and directors as a group (10 persons)(11)	7,437,366	2,570,414	10,077,781	16.4

*	Less than 1%.

(1)	Includes shares issuable upon exercise of outstanding options held by our directors and executive officers exercisable within 60 days of February 28, 2009. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	31,964,891 shares are held by NetSuite Restricted Holdings LLC, the membership interests of which are beneficially owned by Lawrence J. Ellison through a revocable trust. The LLC Operating Agreement for NetSuite Restricted Holdings LLC is subject to various terms and restrictions with respect to future voting and disposition of the shares held by such entity. See the section titled “Certain Relationships and Related Transactions/Lawrence J. Ellison” for a description of these terms and restrictions. The address for NetSuite Restricted Holdings LLC is One Bush Street, Suite 650, San Francisco, CA 94104. Excludes 485,436 shares held by Melanie Craft Ellison, wife of Lawrence J. Ellison. Also excludes 3,438,359 shares held in trust for Margaret Ellison and 2,292,240 shares held in trust for David Ellison, which are discussed in Footnote 3 below. Mr. Ellison and NetSuite Restricted Holdings LLC disclaim beneficial ownership of the excluded shares.

(3)	Represents shares held in trusts for the benefit of David Ellison and Margaret Ellison, adult children of Lawrence J. Ellison. The co-trustees for each of the two trusts are Donald Lucas, who also serves as a director of Oracle Corporation, and Philip B. Simon. The co-trustees, acting on behalf of the trusts and for the benefit of the respective beneficiaries, have voting and dispositive power over the shares held by each trust. Each trust disclaims beneficial ownership of the shares held by the other trust, and the trusts disclaim the existence of a “group” for purposes of Regulation 13D. The address for each trust is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(4)	Includes 25,856 shares which, until vested, are subject to forfeiture and shall be automatically transferred back to the Company upon termination or cessation of service.

(5)	Includes 18,750 shares acquired through a restricted stock award which, until vested, are subject to forfeiture and shall be automatically transferred back to the Company upon termination or cessation of service.

(6)	As of February 2009, Mr. Mansfield was appointed to the position of Managing Director, New Markets and is no longer an executive officer with reporting requirements under Section 16 of the Securities Exchange Act of 1934.

(7)	Includes 2,257 shares acquired through a restricted stock award which, until vested, are subject to forfeiture and shall be automatically transferred back to the Company upon termination or cessation of service.

(8)	Includes 2,596,409 shares held by StarVest Partners, L.P. , 186 shares held by StarVest Management, Inc., as Nominee for StarVest Partners Advisory Council Co-Investment Plan and 2,257 shares held by Ms. Farrington which were acquired through a restricted stock award and which, until vested, are subject to forfeiture and shall be automatically transferred back to the Company upon termination or cessation of service. Deborah Farrington, Jeanne Sullivan and Laura Sachar possess shared voting and dispositive power over the shares held by StarVest Partners. Deborah Farrington, Jeanne Sullivan, Laura Sachar and Larry Bettino possess shared voting and dispositive power over the shares held by StarVest Management, Inc.

(9)	Includes 2,257 shares acquired through a restricted stock award which, until vested, are subject to forfeiture and shall be automatically transferred back to the Company upon termination or cessation of service.

(10)	On March 27, 2009, Ms. Kinney received an option to purchase 30,000 shares of our common stock in connection with her appointment to our board, none of which are exercisable within 60 days of February 28, 2009.

(11)	Includes 51,377 shares which, until vested, are subject to repurchase rights we hold as of February 28, 2009. Excludes shares beneficially owned by Dean Mansfield who ceased being an executive officer effective February 6, 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of December 31, 2008, including our 1999 Stock Plan (the “1999 Plan”), the 2007 Equity Incentive Plan (the “2007 Plan”) and the 2008 OpenAir Restricted Stock Unit Plan (the “OpenAir Plan”) assumed by us in connection with our acquisition of OpenAir:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(2)	9,396,293	$5.43	229,665	(3)
Equity compensation plans not approved by security holders(4)	164,764	—	—

Total	9,561,057	$5.43	229,665

(1)	This does not include restricted stock awards, restricted stock units or performance share units which have a purchase price of $0.00 per award.

(2)	Consists of options granted under the 1999 Plan and option grants, restricted stock awards, restricted stock units and performance share units made under the 2007 Plan.

(3)	Consists of 229,665 shares that remain available for future grant under the 2007 Plan, which includes 138,032 shares that rolled over from the 1999 Plan. Shares under the 2007 Plan are subject to automatic increase on January 1 of each year beginning in our 2009 fiscal year equal to the least of: (a) 9,000,000 shares, (b) 3.5% of our then aggregate outstanding shares of common stock plus common stock issuable pursuant to outstanding awards under our equity plans, or (c) such other amount as our board of directors may determine. We will not make future grants under the 1999 Plan. On January 1, 2009, the 2007 Plan was automatically increased by 2,872,689 shares.

(4)	On June 4, 2008, in connection with our acquisition of OpenAir, Inc., we assumed the outstanding restricted stock units under the 2008 OpenAir Restricted Stock Plan. No further awards will be issued by us under this plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2008 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

Our goal is to be the leading vendor of on-demand integrated business management application suites for medium sized businesses and divisions of large companies. Our solution includes accounting/enterprise resource planning, or ERP software, customer relationship management, or CRM software, and Ecommerce software.

We had a strong year in 2008. Our revenue grew from $108.5 million in fiscal 2007 to $152.5 million in fiscal 2008, up 40.5% year over year. 2008 was especially strong given the deteriorating macro economic conditions and reduced business spending on equipment and software.

In order to support our strategy and to continue to deliver strong execution, we strive to provide an executive compensation program that is aimed to attract and retain talented and qualified senior executives to manage and lead our Company and to motivate them to pursue and meet our corporate objectives. To achieve our objectives, we use a mix of compensation elements including base salary, cash incentive bonuses, equity incentives, change of control benefits and employee benefits. Based on our strong performance near the top quartile relative to our peer group of comparable public companies and our desire to retain the services of the management team responsible for our strong performance, our executive compensation strategy in fiscal 2008 was to target total cash compensation between the 50 th and 75th percentile of comparable public companies and total long-term equity compensation at approximately the 75th percentile of comparable public companies.

Compensation Objectives

We have created a compensation program that has a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to reward our senior executives and management team and help to:

•

support our performance-based approach to managing pay levels to foster a goal oriented, highly-motivated management team whose members have a clear understanding of business objectives and shared corporate values;

•	align the interests of our executives with those of our stockholders;

•	share risks and rewards with employees at all levels;

•	allocate company resources to effectively exploit our technological capabilities in the development of new applications and services; and

•	reflect our values and achieve internal equity across our organization based upon position and level of responsibility.

Our named executive officers for fiscal year 2008 were Zachary Nelson, Evan Goldberg, Jim McGeever, Timothy Dilley and Dean Mansfield. Compensation for each named executive officer is comprised of a cash-based salary component, short-term incentives and a long-term equity component. The cash-based salary is generally reviewed annually based on the individual performance of the executive and comparison to data from our public company peers, the short-term incentives are based upon achievement of corporate objectives and individual performance, and the long-term equity component is designed to provide long-term compensation based on company performance, as reflected in an increase or decrease in the value of the shares underlying the equity compensation compared to the purchase price of those shares. With the significant equity weighting, we seek to reward our named executive officers as and when we achieve our goals and objectives and generate stockholder returns. At the same time, if our corporate goals are not achieved, a significant portion of the compensation for our named executive officers is at risk, which we believe aligns their interests with the interests of our stockholders.

The goal of our executive compensation program is to be competitive with other companies with whom we compete for executive talent and to tie executive compensation to the performance of the Company and management relative to comparable public companies.

Establishment of and Ongoing Review by our Compensation Committee

In November 2006, our board of directors established a compensation committee which currently consists of Ms. Farrington, as chairperson of the committee, and Mr. Thompson. Mr. Grinstein acted as a member of our compensation committee until his unexpected death on September 28, 2008. Each member was determined to be and each current member remains an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. In accordance with its charter, for fiscal 2008 and beyond the compensation committee has and will evaluate, approve, administer and interpret our executives’ compensation and benefit policies, including our 1999 Stock Plan and our 2007 Equity Incentive Plan.

In 2008, our compensation committee, in consultation with its compensation consultant Compensia, Inc., or Compensia, took the following steps to ensure that our executive compensation and benefit programs are consistent with both our compensation philosophy and our corporate governance guidelines:

•	evaluated our compensation practices and the executive compensation program and philosophy;

•

with input from our management team, reviewed and made appropriate adjustments to our peer group, composed of on-demand software and customer relationship management/enterprise software companies, and performed analyses of competitive performance and compensation levels for us and each of these companies;

•

developed recommendations with regard to executive compensation structures based on targeting a competitive level of pay as measured against the peer group of companies that were reviewed and approved by our compensation committee;

•

reviewed our practice, in accordance with the rules of the New York Stock Exchange, of determining evaluation criteria and reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him; and

•

reviewed our policy, in accordance with the rules of the New York Stock Exchange, to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation based on competitive levels as measured against our peer group.

Participation of Management in Compensation Decisions

The compensation committee directs management, including the chief executive officer, to prepare reports and recommendations for the review, discussion, modification and final approval by the board of directors or the compensation committee with respect to various aspects of our named executive officers’ total compensation.

The board of directors and compensation committee believe, for example, that the named executive officers have greater day-to-day insight into the key metrics on which company performance should be evaluated and the individual day-to-day performance of each named executive officer. Consequently, the board of directors and compensation committee ask the named executive officers to prepare recommendations with respect to appropriate qualitative and quantitative criteria on which our named executive officers’ performance might be based. Similarly, our chief executive officer is in a unique position to be aware of and to comment upon the individual performance of the other named executive officers. Consequently, the board of directors and compensation committee receive reports and recommendations from the chief executive officer with respect to individual performance and related compensation decisions. Additionally, our compensation consultant has interviewed members of the compensation committee and certain of our named executive officers to assist the compensation committee in developing compensation priorities and policies. Finally, our chief executive officer or other named executive officers may actively participate in the negotiations of the terms of employment for individuals who may in the future become named executive officers, subject to the approval of the compensation committee.

The reports and recommendations provided by the named executive officers, including the chief executive officer, at the request of the board of directors or compensation committee, are among the resources that the board of directors and compensation committee may use in discharging their duties with respect to reviewing and setting named executive officer compensation. Other resources that our board of directors and compensation committee may rely upon include their respective experience, recommendations of the compensation consultant, the deliberative process of the board of directors and compensation committee, and any other resources that the board of directors or compensation committee may determine are relevant. Once the board of directors or compensation committee believes that it has the information necessary to conduct its deliberations, they conduct these deliberations without further input of the named executive officers when discussing the chief executive officer’s compensation, and may include the chief executive officer in deliberations regarding the remaining named executive officers’ compensation.

Once the board of directors or the compensation committee has made compensation decisions with respect to named executive officer compensation, neither the chief executive officer nor any other named executive officer has any discretion or authority to increase or decrease the approved compensation, whether in the form of base salary, bonus, equity award or benefits.

Competitive Market Review

We compete with many other technology companies in seeking to attract and retain a skilled workforce and aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we compete for a pool of talent that is highly sought after by both large and established technology companies and earlier stage companies, including on-demand software and customer relationship management/enterprise software companies and other companies seeking similar skill sets in our geographic area, and in some cases, nationally and internationally. Established organizations in our industry seek to recruit top talent from emerging companies in the sector just as smaller organizations look to attract and retain the best talent from the industry as a whole.

We offer competitive short-term cash and long-term equity compensation to our senior executives with an emphasis on equity-based incentives to align the interests of our senior executives with those of our stockholders. We also compete for key personnel on the basis of our vision of future success, the excellence of our technical and management personnel, our culture and company values and the cohesiveness and productivity of our teams. To succeed in attracting top executives, we draw upon and access surveys and data presented by Compensia, as well as other nationally recognized surveys to ensure we remain current on compensation trends. Our management and compensation committee review data that analyzes various cross-sections of our industry, including on-demand software services companies, customer relationship management companies, accounting software companies and information technology companies generally.

Market Comparisons: How We Define Our Market and How We Use Market Compensation Data

During 2008, Compensia conducted an executive total compensation review for the compensation committee that compared our executives’ total compensation levels to those of other executives at our peer companies. Compensia worked directly with our compensation committee in 2008 to interpret the results of this review, such that the compensation committee made fully informed decisions in setting total compensation levels for our named executive officers. Typically our compensation committee reviews competitive market data in the first quarter of each year.

Defining the Market

In 2008, we used two public company market references to compare our total compensation practices for our executives and levels to those in the market:

•	Publicly-Held Companies Survey. Radford October 2007 High-Tech Industry Executive Compensation Survey; and

•

Select Peer Group. Publicly available data for the following group of publicly-traded software companies, consisting principally of on-demand software companies, with revenues generally in a similar range to ours: Ariba Inc., Athenahealth, Inc., Blackbaud, Inc., Concur Technologies, Inc., DealerTrack Holdings, Inc., DemandTec, Inc., Informatica Corp., Kenexa Corp., Omniture, Inc., Phase Forward Incorporated, SuccessFactors, Inc., Taleo Corp., The Ultimate Software Group, Inc., Unica Corporation and Vocus, Inc.

The median revenue of the Select Peer Group was $143 million for the four most recently completed quarters as of March 31, 2008, the median market cap of the Select Peer Group was $745 million as of March 31, 2008 and the median headcount of the Select Peer Group was 713 employees as of the end of each company’s most recently completed fiscal year. We intend to review the Select Peer Group annually.

Determining Market Levels and Impact on Compensation Decisions

Our compensation program seeks to provide competitive total compensation to each of our named executive officers while taking into account the unique requirements and skills of each of our named executive officers. Our board of directors and compensation committee, with assistance from Compensia, compare our practices and levels by each compensation component, by target annual cash compensation, which includes base salary and target annual bonus, and by total direct compensation, which includes base salary, target annual bonus and annual equity compensation. The purpose of this analysis is to determine whether the compensation offered to each named executive officer, both in its totality and with respect to each of the constituent components, is competitive with the applicable market comparables that the compensation committee has reviewed for the corresponding period. The compensation committee generally considers compensation to be competitive for our executive officers if it falls within the 50th to 75th percentile of compensation offered by the applicable market comparables. Where total compensation or a specific component of compensation is not within this range, the compensation committee uses the competitive data as a factor for its compensation determination, but may also take into account factors specific to a named executive officer in making its final compensation decisions, including each named executive officer’s position and functional role, seniority, performance and overall level of responsibility.

Components of our Compensation Program

Our compensation program consists of four components: base salary; cash incentive bonuses; equity-based incentives; and benefits, including severance/termination protection. We chose to build our executive compensation program around each of the above elements because we believe that each individual component is useful in achieving one or more of the objectives of our program and we believe that, together, they have been and will continue to be effective in achieving our overall objectives. We utilize short-term compensation, including base salary increases and cash bonuses, to motivate and reward our key executives in accordance with our “performance-based pay” philosophy. Our compensation committee has established a program to set and refine management objectives and to measure performance against those objectives. Commencing with 2008, we implemented an annual review process, with the objective of measuring and providing feedback on individual performance as it relates to the goals we wish to achieve for the Company as a whole and the employee individually, including various combinations of the following factors:

•	overall financial performance;

•	overall customer retention and satisfaction;

•	overall and functional unit expense controls;

•	achievement of objectives established during the prior review;

•	assessment of professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and team accomplishment; and

•	knowledge, skills and attitude, focusing on capabilities, capacity and willingness to learn.

Our compensation program seeks to balance each named executive officer’s focus on company goals and individual performance. Base salaries, target cash incentive bonuses and equity awards are set based on a combination of corporate objectives and individual performance.

We use equity-based incentives to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and progress toward achieving our long-term strategy. Total equity ownership for our named executive officers is reviewed at least annually.

Finally, we use benefits, including severance and termination protection, as a means of retaining our employees and reducing the degree to which the possible loss of employment might affect our executives’ willingness to take risks and/or enter into strategic relationships and transactions that, while potentially beneficial to our stockholders, might result in the termination of the executive’s employment.

Our executives’ total compensation may vary significantly year to year based on company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary based on our stock price performance.

Weighting of Elements in our Compensation Program

The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each executive’s total potential compensation “at risk” based on corporate and individual performance. As a result, compensation paid in the form of base salary and benefits represented less than half of each continuing named executive officer’s potential total compensation at target performance levels for 2008. We believe that, as is common in the technology sector, equity-based awards are a significant compensation-related motivator in attracting and retaining employees and that base salary and bonus levels are, in many instances, secondary considerations to many employees, particularly at the executive and managerial levels.

Base Salary. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, as well as the prevailing market conditions. The base salary of our named executive officers will be generally reviewed on an annual basis and adjustments may be made to reflect performance-based factors, as well as competitive conditions. We have not and will not apply specific formulas to determine increases. We have, however, in the past referred to private and public company surveys, as well as data for our Select Peer Group and may in the future continue to compare our base salary against those public companies we consider to be appropriate market comparables. Where it is determined that our base salary is not competitive, market data may inform, but will not be the sole basis for, decisions to adjust base salary. The compensation committee expects to review executive salaries in February or March of each year.

In fiscal 2008, as part of its annual review of executive compensation, the compensation committee reviewed the base salaries of our executive officers focusing solely on comparable public companies in comparing base salary to the competitive market, which was defined by both survey data and specific industry peers identified by Compensia. Based on that competitive data, our strong financial performance placing us in or near the upper quartile as compared to our Select Peer Group in 2007 and the desire to retain the members of the management team responsible for our strong financial performance, the compensation committee determined that increases in base salary were warranted for Messrs. McGeever, Mansfield and Nelson to bring total compensation targets ranging between the 50th and 75th percentile of applicable public company comparables, depending on the specific executive. As a result, Mr. McGeever’s base salary was increased in fiscal 2008 from $235,000 to $265,000, Mr. Mansfield’s base salary was increased from $200,000 to $250,000 and Mr. Nelson’s base salary was increased from $375,000 to $450,000, increases of approximately 12.8%, 25% and 20%, respectively. These increases were effective as of January 1, 2008. Base salaries of our other named executive officers remained unchanged from 2007. In fiscal 2009, Mr. McGeever’s base salary was increased from $265,000 to $300,000 effective as of January 1, 2009. The compensation committee effected this increase after reviewing competitive data and in recognition of Mr. McGeever’s performance during 2008 and additional responsibilities undertaken by Mr. McGeever since the beginning of 2008.

Cash Incentive Bonuses. Incentive bonuses are paid in cash to our named executive officers and are based on the achievement of corporate and individual performance objectives, which are determined by the compensation committee. These objectives may change from year to year as the Company continues to evolve and different priorities are established, but they remain subject to the review and approval of the compensation committee.

Bonuses were paid to our named executive officers under the Executive Bonus Plan pursuant to which the compensation committee established performance goals for fiscal 2008 (the “2008 Bonus Plan”). The 2008 Bonus Plan consisted of two types of performance components: a company performance component and an individual performance component, or individualized MBO. The company performance component consisted of three core company performance objectives: a revenue target, a bookings target and an operating income or loss target. Each named executive officer’s quarterly incentive compensation is based on achievement against these three company performance objectives, which is allocated differently based on the executive’s role. Incentive compensation is paid based on the sum of percentage achievement against each of the corporate goals. We believe this approach to our incentive compensation is an integral part of our culture of collaborative, team-oriented management. For the individual performance component, or individualized MBO, specific individual goals were identified, such as utilization of professional support personal and rollout of communication plans, for each executive during the year and achievement against those individual goals were reviewed and evaluated by the compensation committee shortly following the end of the year. Evaluation of individual performance will often include some level of discretion. The board of directors and compensation committee retain the ability to increase or decrease bonus awards, and to make additional awards.

The target bonus amounts for each of our named executive officers under the 2008 Bonus Plan were established effective as of February 2008. Following analysis by Compensia and as part of the annual review of executive compensation, in April 2008, the compensation committee revised target bonus amounts for Messrs. Nelson and Goldberg. Based on our strong financial performance placing us near the top quartile relative to our peer companies for 2007 as a direct result of Mr. Nelson’s leadership, the compensation committee raised Mr. Nelson’s target bonus from 60% to 100% of base salary. The compensation committee raised Mr. Goldberg’s target bonus from 33% to 50% of base salary in part based on his contributions to our strong financial performance in 2007 and in recognition of his duties and responsibilities, including serving as Chairman of our board, beyond serving as our CTO. These increases were effective as of January 1, 2008. In addition, in April 2008, the compensation committee modified the payout criteria for Mr. Mansfield and increased his revenue target from 30% to 40% of the overall corporate component and decreased his bookings target from 30% to 20%

of the overall corporate component, bringing it in line with the same target levels as the other named executive officers, except Tim Dilley whose targets are more heavily weighted toward revenue based on his particular interests in driving revenue growth for the Company. In fiscal 2009, the compensation committee raised Mr. McGeever’s target bonus from 60% to 67% of base salary. The compensation committee effected this increase after reviewing competitive data and in recognition of Mr. McGeever’s performance during 2008 and additional responsibilities undertaken by Mr. McGeever since the beginning of 2008. Neither the chief executive officer nor any other named executive officer has the authority to modify the bonus determinations of the board of directors or compensation committee.

Under the 2008 Bonus Plan (as revised in April 2008), percentages of the target bonus tied to each of the corporate objectives (revenue, bookings and operating income/(loss)) and the individualized MBO’s were as follows:

Named Executive Officer	Revenue	New Bookings	Operating Income/ (Loss)	Individualized MBO’s
Zachary Nelson(1)	40%	20%	20%	20%
Evan Goldberg(1)	40%	20%	20%	20%
James McGeever(1)	40%	20%	20%	20%
Dean Mansfield(1)	40%	20%	20%	20%
Tim Dilley(2)	60%	0%	20%	20%

(1)	Based on their roles and positions, Messrs. Nelson, Goldberg, McGeever and Mansfield each received equal weighting for each of the three corporate performance objectives and individualized MBO. The revenue target for Messrs. Nelson, Goldberg, McGeever and Mansfield is based on total revenues.

(2)	The allocation for Mr. Dilley was more heavily weighted on the revenue target in order to align his interests in driving revenue growth for the Company. Mr. Dilley’s revenue target includes separate targets for both professional services and renewal revenue weighted at 30% each.

Achievement of each of the corporate objectives are determined and paid out quarterly and the individualized MBO component is paid out annually. Bonus objectives for 2008 were set to be challenging, but achievable if the Company achieved its financial plan for the year. The payouts under the 2008 Bonus Plan were also subject to the following thresholds and caps:

Revenue Target: With respect to the revenue objective, the minimum threshold for a bonus payment under this metric was achievement of 98% of the Company’s 2008 revenue objective, as established by the compensation committee, calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). If the minimum threshold was not met, no bonus would be earned for the revenue objective. If the initial threshold of at least 98% of the 2008 revenue objective was achieved, then there would be a minimum payment of 75% of the revenue target bonus. Once the minimum threshold was achieved, then the bonus amount would increase linearly upon achievement of up to 102% of the 2008 revenue outlook and each executive could earn a bonus of up to 125% of his target bonus for an achievement of 102% or greater of the revenue objective.

In December 2008, in light of the changed global economic environment, the compensation committee revised the minimum threshold for a bonus payment under this metric for the fourth quarter of 2008 to achievement of 93.1% of the Company’s original 2008 revenue objective. If the revised minimum threshold was achieved, then there would be a minimum funding of 65% of the revenue target bonus. Once the minimum threshold was achieved, then the bonus amount would increase linearly upon achievement of up to 100% of the revenue objective for the fourth quarter of 2008. Because of the lowered fourth quarter revenue metric, the compensation committee removed any overachievement benefits so that bonuses would be capped at 100% of the target bonus for the fourth quarter of 2008. The compensation committee believed that these revised revenue metrics for the fourth quarter were necessary during the uncertain economic environment and would help drive corporate performance for the remainder of 2008.

For 2008, our actual achievement against each of our quarterly revenue objectives resulted in the following payout levels (shown as a percentage of quarterly revenue targets): 90% in the first quarter, 75.45% in the second quarter, 100% in the third quarter and 74% in the fourth quarter (per the revised revenue objective).

New Bookings Target: The new bookings objective was based on achievement of target new bookings set forth in the operating plan. The minimum threshold for a bonus payment under this metric was achievement of 89.1% of plan and was capped at achievement of 108.9% of plan. Actual payouts for the new bookings objective were calculated pursuant to individual percentage formulas assigned to each executive. If the minimum threshold was achieved, each executive would be entitled to a bonus equal to a unique percentage of the new bookings and such percentage increased as the level of new bookings increased.

In December 2008, in light of the changed global economic environment, the compensation committee revised the minimum threshold for a bonus payment under this metric for the fourth quarter of 2008 to achievement of 69.6% of the original bookings objective. If this revised minimum threshold was achieved, then there would be a minimum funding of 65% of the new bookings target bonus. Once the minimum threshold was achieved then the bonus amount would increase linearly upon achievement of up to 100% of the new bookings objective for the fourth quarter of 2008. Because of the lowered new bookings metrics, the compensation committee removed any overachievement benefits under the fourth quarter new bookings objective so that bonuses would be capped at 100% of the target bonus. As with the revenue objective discussed above, the compensation committee believed that these revised new bookings metrics for the fourth quarter were necessary to provide appropriate incentives for the management team as well as to drive corporate performance for the remainder of 2008.

For 2008, our actual achievement against each of our quarterly new bookings objectives resulted in the following payout levels (shown as a percentage of quarterly new bookings targets): 100% in the first quarter, 101.89% in the second quarter, no bonus in the third quarter and 69% in the fourth quarter (based upon the revised new bookings objective).

Operating Income/(Loss)Target: The operating income/(loss) objective was based on achievement of quarterly operating income/(loss) targets set forth in the operating plan. These targets were structured for an “all or nothing” payout. In other words, the Company would have to exceed the operating income/(loss) target in order to achieve payout under this portion of the bonus plan. There was no additional bonus payout for overachievement of the operating income/(loss) target. The compensation committee revised the operating income/(loss) target for the third fiscal quarter of 2008 as a result of the impact of the acquisition of OpenAir, Inc. on the Company’s results. In addition, the compensation committee revised the operating income/(loss) target for the fourth quarter of 2008 as a result of the acquisition of OpenAir, Inc. and in light of the changed global economic environment.

For 2008, the Company achieved its operating income/loss targets for the first, third and fourth fiscal quarters in 2008 and the named executive officers received 100% payout for each of those quarters, however, the Company did not achieve the operating income/(loss) target for the second quarter of 2008 and therefore no second quarter payout was made.

Individualized MBOs: For 2008 the named executive officers received payouts on their individualized MBOs ranging from 70% to 100% of the relevant targets.

The target and actual bonus amounts for 2008 for our named executive officers were as follows(1):

Named Executive Officer	Base Salary ($)	Target Bonus ($)	Total Bonus Actually Paid ($)	Annual Target as Percentage of Base Salary (%)	Bonuses Actually Paid as Percentage of Base Salary (%)
Zachary Nelson(2)	450,000	450,000	344,592	100	77
Evan Goldberg	375,000	187,500	154,821	50	41
James McGeever	265,000	159,000	115,388	60	44
Dean Mansfield(3)	250,000	250,000	209,428	100	84
Timothy Dilley	250,000	150,000	120,188	60	48

(1)	The base salary amounts and target bonus amounts used in this table reflect the compensation adjustments made in April 2008 as discussed above under “Base Salary” and “Cash Incentive Bonuses.”

(2)	With respect to our chief executive officer, in order to set his target bonus at a competitive level as measured against the Select Peer Group, the compensation committee set a higher target bonus (as a percentage of base salary) for Mr. Nelson than the other named executive officers (other than Mr. Mansfield as described in footnote 3 below).

(3)	As the head of our worldwide sales and distribution organization and in order to target his bonus at a competitive level of pay as measured against the Select Peer Group, the compensation committee set Mr. Mansfield’s target bonus equal to 100% of his base salary.

Equity-based incentives. We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term outlook by our named executive officers through the use of stock-based awards. We have two equity plans—the 1999 Stock Plan (the “1999 Plan”) and the 2007 Equity Incentive Plan (the “2007 Plan”). Prior to our IPO, we granted equity awards under our 1999 Stock Plan. In connection with our IPO, the board of directors adopted the 2007 Equity Incentive Plan which permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, performance shares and other stock-based awards. Additionally, in June 2008, we acquired OpenAir, Inc. and assumed all outstanding restricted stock units under the 2008 OpenAir Plan. No further grants will be made out of either the 1999 Stock Plan or the 2008 OpenAir Plan.

Our equity incentive plans have been established to provide certain of our employees, including our named executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our compensation committee grants equity awards to executives to enable them to participate in the long-term appreciation of our stock’s value, while reducing or eliminating the economic benefit of such awards in the event our stock does not perform well. Once an equity award has been approved by the board of directors or compensation committee, neither the chief executive officer nor the board of directors or compensation committee retains any discretion to modify the number of shares awarded, though the compensation committee or board of directors in the past has from time to time approved, and may in the future approve, modifications to vesting schedules. Additionally, equity compensation provides an important retention tool for key executives to the extent that stock options and other equity awards are subject to vesting over an extended period of time and provide for only a limited exercise period following termination of employment.

The equity incentive component of our executive compensation program consists of stock options, and in some cases, restricted stock units and performance share unit awards. Prior to 2008, the Company relied primarily on stock options as its form of equity compensation to its employees. However, in 2008, the compensation committee expanded its form of equity incentives to include restricted stock units and performance share units. The compensation committee believes it is important to provide long-term retention that included both a mix of stock options and stock awards, both to mitigate some of the risk of options during turbulent economic times and to be competitive with recent equity awards made by our Select Peer Group and other comparable high-technology companies with which we compete for talent. The compensation committee selected a general mix in value of approximately 1/3 stock options, 1/3 restricted stock units and 1/3 performance share units for the annual equity grants to our named executive officers in 2008, with a slight slant toward options for selected executive officers. The compensation committee’s decision in allocating equity-based incentives among three different forms of equity is to provide a blended mix of incentives aligned with shareholders interests that will incentivize and retain the executives.

We use two methodologies to make external comparisons when we set the number of equity awards to be granted to each named executive officer. On an individual basis, we compare the fair value of the award to those made to executives within the Select Peer Group using a Black-Scholes valuation for equity awards that is generally consistent with SFAS 123(R) with certain adjustments, and the number of equity awards granted by position as a percentage of total common shares outstanding. We believe these comparisons provide important additional context for comparing the competitiveness of our equity-based compensation practices versus the market.

The value of the annual equity awards received by our named executive officers will be driven by our performance over time, our named executive officers’ ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility and competitive equity award levels for similar positions and organization levels in comparable companies.

For fiscal 2008, the compensation committee retained Compensia to review the competitive practices with respect to equity compensation at the Select Peer Group companies. Based on our performance placing us near the top quartile relative to these companies in terms of revenue growth and improvement in net income and operating income, the desire to retain the members of the management team responsible for our strong financial position, the percentage of equity awards vested versus unvested, the tenure at the Company of the current management team and its importance to our continued success and the desire to create long-term equity incentives to further align management’s goals with stockholder’s interests, the compensation committee determined that it should target the 75th percentile range for equity compensation for our executive officers for equity awards granted in 2008.

Stock Options

In general, named executive officers receive an initial stock option grant when they first join us and then receive an annual option award each year thereafter. The initial grant, with limited exceptions, vests over a four-year period with 25% vesting after one year of service and the remainder vesting ratably each month thereafter. The annual grant is generally granted in full at one time on an annual basis. These annual grants are generally subject to vesting based on the executive’s continued service with us but not subject to performance vesting criteria. Annual grants generally vest over a four-year period and vest ratably each month beginning one month following the vesting commencement date subject to continued service through each vesting date. All options are granted at the fair market value on the date of grant.

The size and terms of the initial option grant made to each named executive officer upon joining the Company are primarily based on competitive conditions applicable to the named executive officer’s specific position. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our Company using a blended model that considers options awarded as a percentage of shares outstanding and the aggregate value for each option grant.

Based on the factors described above, in fiscal year 2008, we made the following annual option grants to our named executive officers:

Named Executive Officer	Options (#)
Zachary Nelson	100,000
Evan Goldberg	67,000
James McGeever	50,000
Timothy Dilley	20,000
Dean Mansfield	30,000

Restricted Stock Units (RSUs)

It is the Company’s philosophy that the appropriate mix of equity awards is necessary to compete in the current market. As stock prices fluctuate unexpectedly during this economic downturn, stock options no longer provide adequate incentives as the value of the options may remain deflated if the stock price does not increase. Therefore, for retention purposes and in order to be competitive with recent equity awards provided to executives at the Select Peer Group companies, the compensation committee added restricted stock units as an alternative form of equity compensation to our executive officers.

Generally, executive officers will receive an initial restricted stock unit grant when they first join us and be eligible for an annual restricted stock unit grant as part of the annual review process. An initial new hire restricted stock unit grant, with limited exceptions, vests over a four-year period with 25% vesting after one year of service and the remainder vesting 1/16th on each three month anniversary thereafter subject to continued service through the each vesting date. The annual restricted stock unit grant is generally granted in full at one time on an annual basis. These annual grants are generally subject to vesting based on the executive’s continued service with us but not subject to performance vesting criteria. Annual restricted stock unit grants generally vest at a rate of 1/16th per quarter.

Based on the factors described above, in fiscal 2008, we granted annual restricted stock units to our named executive officers as follows:

Named Executive Officer	RSU (#)
Zachary Nelson	75,000
Evan Goldberg	50,000
James McGeever	30,000
Timothy Dilley	20,000
Dean Mansfield	30,000

Performance Share Units (PSUs)

In August 2008, the compensation committee granted our named executive officers and other key employees of the Company performance share units as part of its fundamental belief that performance should continue to be a significant factor in our overall equity compensation program. The performance share units are subject to the terms of our 2007 Plan. The size of the fiscal year 2008 awards was determined based on a one-year performance cycle ending on December 31, 2008. The first 33.3% of the units subject to the awards immediately vested on the date of achievement of the performance goals as approved by the compensation committee (the achievement of which determines the final amount of shares subject to the award). The remaining 66.7% of the unvested units (as determined based on results from the one-year performance period) are subject to time-based annual cliff vesting over the next two years. For 2008, the performance share units were subject to a minimum threshold as well as an overachievement benefit of 110% if the Company exceeded its goals.

For fiscal 2008, the performance goals were as follows: 50% of the shares were contingent on meeting 2008 revenue goals determined in accordance with GAAP (“Revenue Target”) and 50% of the shares were contingent upon meeting 2008 goals for a non-GAAP measure of net income/(loss) (“Net Income Target”). Our actual performance for fiscal year 2008 was 0% of the Revenue target and 110% of the Net Income Target. Unlike in connection with bonus payments under the Bonus Plan, no adjustment was made to the revenue goals in December of 2008 with respect to PSUs in light of the changed global economic environment. Therefore, in fiscal 2008, the following performance shares unit awards were made to our named executive officers:

Named Executive Officer	2008 PSU Target Amount (#)	2008 Maximum PSU Target Amount(#)	2008 Actual PSU Achieved (#)(1)
Zachary Nelson	75,000	82,500	41,250
Evan Goldberg	50,000	55,000	27,500
James McGeever	30,000	33,000	16,500
Dean Mansfield	30,000	33,000	16,500
Timothy Dilley	20,000	22,000	11,000

(1)	This column represents total amount of performance share units achieved by the named executive officers, as determined by the compensation committee on February 10, 2009. One-third of the shares immediately vested and the remaining unvested shares vest annually in equal installments over the next two years.

Timing and Valuation of Equity Awards

Our compensation committee grants equity awards for new hires on a quarterly basis and makes ongoing equity award grants on a semiannual basis. All equity awards to our employees, including named executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, with the exercise price, in the case of options, equal to the fair market value on the grant date.

Other Compensation Policies

Our nominating and governance committee has considered adopting stock ownership guidelines for directors and executive officers but has not yet determined to adopt any stock ownership guidelines or specific equity ranges for either the directors or the executive officers at this time and will continue to review whether to adopt such guidelines on an annual basis.

Additionally, in 2008, our board of directors adopted an Equity Award Grant Policy that sets forth the material terms of option, restricted stock unit and performance stock unit awards under the 2007 Equity Incentive Plan, including general rules, vesting terms and effective dates of grants.

Benefits. We provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance;

•	a 401(k) plan (U.S.-based employees only);

•	employee assistance plan;

•	short- and long-term disability, accidental death and dismemberment; and

•	medical and dependant care flexible spending account (U.S.-based employees only).

We believe these benefits are consistent with those offered by companies with which we compete for employees.

Severance Compensation and Termination Protection. Based upon a review of comparable market data, the compensation committee has approved severance and change of control agreements with each of our named executive officers. The compensation committee believes that severance agreements are necessary in order to provide competitive executive compensation packages. The compensation committee also believes that change of control vesting and severance benefits could serve to minimize the distraction caused by a potential transaction and reduce the risk that a named executive officer would depart the Company before a transaction is consummated. We believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and on the success of a potential business combination, rather than focusing on alternative employment. We also believe that providing similar change of control benefits to all of our named executive officers will provide an appropriate level of consistency among the named executive officers so that all of their interests would be aligned during a potential business combination. Severance payments and benefits are provided only upon termination of employment following a change-in-control of the Company so that a potential acquirer that wishes to retain a named executive officer during a transition period or over the long term would have an opportunity to do so.

Additional details regarding the severance payments and benefits payable to our named executive officers, including estimates of amounts payable upon termination of employment, are disclosed in the section titled “Severance and Change of Control Arrangements” contained in this proxy statement.

Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to certain other highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Rule 162(m) as a factor in compensation decisions.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report shall not be deemed to be (i) “soliciting material,” (ii) “filed” with the SEC, (iii) subject to Regulations 14A or 14C of the Exchange Act, or (iv) subject to the liabilities of Section 18 of the Exchange Act. This report shall not be deemed incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent the Company specifically incorporates it by reference into such filing.

The compensation committee held 10 meetings during 2008.

We, the compensation committee of the board of directors of NetSuite Inc., have reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on such review and discussion, we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into NetSuite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

THE COMPENSATION COMMITTEE (as of March 26, 2009)

Deborah Farrington (Chair)

Kevin Thompson

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during our year ended December 31, 2008. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus		Stock Awards ($)(1)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Zachary Nelson	2008	450,000	—		365,488	695,619		344,592	7,913	(3)	1,863,612
President, Chief	2007	337,500	—		—	2,515,388	(4)	294,954	4,155	(5)	3,151,997
Executive Officer and Director	2006	300,000	—		—	—		143,000	12,591	(6)	455,591

Evan Goldberg	2008	375,000	—		243,656	680,882		154,821	3,690	(7)	1,458,049
Chairman of the Board	2007	362,500	—		—	8,553,250	(4)	163,849	3,960	(8)	9,083,559
and Chief Technology Officer	2006	350,000	—		—	—		37,280	27,086	(9)	414,366

James McGeever	2008	265,000	—		146,194	216,568		115,389	5,862	(10)	749,013
Chief Financial	2007	235,000	23,750	(11)	—	311,327		100,824	5,495	(12)	676,396
Officer	2006	199,500	—		—	—		60,000	6,535		266,035

Timothy Dilley	2008	250,000	—		164,963	312,810		120,188	555	(13)	848,515
Executive Vice	2007	245,954	—		76,168	416,601		50,939	360	(14)	790,022
President, Services	2006	1,302	—		—	—		105,000	12		106,314

Dean Mansfield	2008	250,000	—		146,194	173,440		209,428	20,400	(15)	799,462
President, Worldwide	2007	200,000	—		—	308,882		427,454	20,400	(15)	956,736
Sales and Distribution	2006	200,000	—		—	—		374,621	20,400	(15)	595,021

(1)	The amounts in these columns represent the dollar amount recognized for financial statement purposes in 2008, computed in accordance with FAS 123(R). See Note 2 of the notes to our consolidated financial statements contained in our 2008 Annual Report on Form 10-K filed on March 13, 2009 for a discussion of all assumptions made by us in determining the FAS 123(R) values of equity awards.

(2)	The amounts in this column represent total performance-based bonuses earned for services rendered during 2007 and 2008 under our Executive Bonus Plan for all named executive officers.

(3)	Comprised of $3,570 of 401(k) matching, $180 of life insurance premiums, $563 for long-term disability premiums and $3,600 for employer matching in a health savings account.

(4)	These amounts were subject to variable accounting, which required the Company to remeasure the value of the options, and the corresponding compensation expense, on the basis of the value of the Company’s common stock at the end of each reporting period until the options were exercised and vested, cancelled, modified or expired unexercised.

(5)	Comprised of $3,570 of 401(k) matching and $585 of life insurance premiums.

(6)	Comprised of $8,671 related to the difference in interest for loans from us to Mr. Nelson calculated at fair market rates of interest versus the actual interest rates on the loan, $3,570 of 401(k) matching and $450 of life insurance premiums.

(7)	Comprised of $3,570 of 401(k) matching and $120 of life insurance premiums.

(8)	Comprised of $3,570 of 401(k) matching and $390 of life insurance premiums.

(9)

Comprised of $22,274 related to the difference in interest for loans from us to Mr. Goldberg calculated at fair market rates of interest versus the actual interest rates on the loan, $4,452 related to the difference in interest for a loan from an affiliate of ours to Mr. Goldberg calculated at a fair market rate of interest versus the actual rate on the loan and $360 of life insurance premiums.

(10)	Comprised of $3,570 of 401(k) matching, $1,800 for opting out of the Company’s medical plan, $120 of life insurance premiums and $372 for long-term disability premiums.

(11)	The amount in this column represents a bonus paid to Mr. McGeever in connection with his performance in planning and executing the Company’s initial public offering.

(12)	Comprised of $3,570 of 401(k) matching, $1,725 for opting out of the Company’s medical plan and $200 of life insurance premiums.

(13)	Comprised of $180 of life insurance premiums and $375 for long-term disability premiums.

(14)	Represents life insurance premiums.

(15)	Represents payment for a car allowance.

Grants of Plan-Based Awards in Fiscal 2008

The following table sets forth certain information regarding grants of plan-based awards to each of our named executive officers during fiscal 2008. For more information, please refer to “Compensation Disclosure and Analysis.”

Name	Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Securities Underlying Options (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Zachary Nelson	Option	8/15/08	—	—	—	—	—	—	—	100,000	17.25	961,770
	RSU	8/15/08	—	—	—	—	—	—	75,000	—	—	1,293,750
	PSU	8/15/08	—	—	—	—	75,000	82,500	—	—	—	1,293,750
	Bonus	N/A	295,200	450,000	489,825	—	—	—	—	—	—	—

Evan Goldberg	Option	8/15/08	—	—	—	—	—	—	—	67,000	17.25	644,386
	RSU	8/15/08	—	—	—	—	—	—	50,000	—	—	862,500
	PSU	8/15/08	—	—	—	—	50,000	55,000	—	—	—	862,500
	Bonus	N/A	123,000	187,500	204,094	—	—	—	—	—	—	—

James McGeever	Option	8/15/08	—	—	—	—	—	—	—	50,000	17.25	480,885
	RSU	8/15/08	—	—	—	—	—	—	30,000	—	—	517,500
	PSU	8/15/08	—	—	—	—	30,000	33,000	—	—	—	517,500
	Bonus	N/A	104,304	159,000	173,072	—	—	—	—	—	—	—

Timothy Dilley	Option	8/15/08	—	—	—	—	—	—	—	20,000	17.25	192,354
	RSU	8/15/08	—	—	—	—	—	—	20,000	—	—	345,000
	PSU	8/15/08	—	—	—	—	20,000	22,000	—	—	—	345,000
	Bonus	N/A	99,975	150,000	161,475	—	—	—	—	—	—	—

Dean Mansfield	Option	8/15/08	—	—	—	—	—	—	—	30,000	17.25	288,531
	RSU	8/15/08	—	—	—	—	—	—	30,000	—	—	517,500
	PSU	8/15/08	—	—	—	—	30,000	33,000	—	—	—	517,500
	Bonus	N/A	164,000	250,000	272,125	—	—	—	—	—	—	—

(1)	Represents awards granted under our Executive Bonus Plan, which were earned based on performance in fiscal year 2008. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table shows the actual awards earned in fiscal year 2008 by our named executive officers under the Executive Bonus Plan for 2008.

(2)	Represents performance share unit awards, which were determined based on performance in fiscal year 2008. These columns show the awards that were possible at threshold, target and maximum levels of performance. Footnote 9 to the “Outstanding Equity Awards at December 31, 2008” table includes the actual awards earned in fiscal year 2008 by our named executive officers. The grants were made from our 2007 Equity Incentive Plan.

(3)	This column represents awards of restricted stock units granted under our 2007 Equity Incentive Plan.

(4)	This column represents awards of stock options granted under our 2007 Equity Incentive Plan.

(5)	Amounts in this column represent the market value of stock options, restricted stock and performance share unit awards, calculated in accordance with FAS 123R. For option awards, that number is calculated by multiplying the Black-Scholes value by the number of options awarded. For restricted stock units and performance share unit awards, that number is calculated by multiplying (x) the fair market value of our common stock on the date of grant by (y) the number of units awarded. Grant date fair value amount for performance share unit awards are based on the target award amounts shown in the table.

Outstanding Equity Awards at December 31, 2008

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2008. Values in this table are calculated based on the closing price per share of our common stock on December 31, 2008, which was $8.44.

	Option Awards								Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Zachary Nelson	02/26/03	19,783	(1)	—			1.40	02/26/2013
	01/28/04	244,507	(2)	—			1.50	01/28/2014
	12/30/05	100,000	(3)	—			5.00	12/30/2015
	06/28/07	125,000	(4)	—			12.40	06/28/2017
	12/12/07	93,750	(5)	—			14.50	12/12/2017
	12/19/07	7,812	(6)	23,438			26.00	12/19/2017
	08/15/08	8,816	(7)	91,184			17.25	08/15/2018
									08/15/08	70,312	(8)	593,433
									08/15/08				82,500	(9)	1,423,125

	Total:	599,668		114,622

Evan Goldberg	02/26/03	135,200	(10)	—			1.40	02/26/2013
	01/28/04	891,147	(11)	—			1.50	01/28/2014
	12/30/05	100,000	(12)	—			5.00	12/30/2015
	06/28/07	125,000	(13)	—			12.40	06/28/2017
	12/12/07	93,750	(14)	—			14.50	12/12/2017
	12/19/07	7,813	(15)	23,437			26.00	12/19/2017
	08/15/08	5,583	(16)	61,417			17.25	08/15/2018
									08/15/08	46,875	(8)	395,625
									08/15/08				55,000	(9)	948,750

	Total:	1,3458,493		84,854

James McGeever	02/26/03	2,531	(17)	—			0.60	02/26/2013
	12/30/05	67,500	(18)	—			5.00	12/30/2015
	06/28/07	50,000	(19)	—			12.40	06/28/2017
	12/12/07	37,500	(20)	—			14.50	12/12/2017
	12/19/07	—		12,500	(21)		26.00	12/19/2017
	08/15/08	4,650	(22)	45,350			17.25	08/15/2018
									08/15/08	28,125	(8)	237,375
									08/15/08				33,000	(9)	569,250

	Total:	162,181		57,850

	Option Awards								Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy Dilley	01/2/07	100,000	(23)	—			7.00	01/2/2017
									01/2/07	12,500	(24)	105,500
	06/28/07	37,500	(25)	—			12.40	06/28/2017
	12/12/07	28,125	(26)	—			14.50	12/12/2017
	12/19/07	—		9,375	(27)		26.00	12/19/2017
	08/15/08	2,083	(28)	17,917			17.25	08/15/2018
									08/15/08	18,750	(8)	158,250
													22,000	(9)	379,500

	Total:	167,708		27,292						31,250

Dean Mansfield	07/13/04	43,377	(29)	—			0.70	07/13/2014
	05/17/05	175,000	(30)	—			1.00	05/17/2015
	12/30/05	300,000	(31)	—			5.00	12/30/2015
	06/28/07	50,000	(32)	—			12.40	06/28/2017
	12/12/07	37,500	(33)	—			14.50	12/12/2017
	12/19/07	—		12,500	(34)		26.00	12/19/2017
	08/15/08	3,125	(35)	26,875			17.25	08/15/2018
									08/15/08	28,125	(8)	237,375
													33,000	(9)	569,250

	Total:	609,002		39,375

(1)	The shares subject to these options have fully vested. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Nelson voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.60 to $1.40. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(2)	The shares subject to these options have fully vested. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Nelson voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.70 to $1.50. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(3)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2008, 37,500 shares were fully vested and 62,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(4)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 46,874 shares were fully vested and 78,127 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(5)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 23,438 shares were fully vested and 70,312 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(6)

1/36th of the shares subject to the option shall vest on January 19, 2009, and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 7,812 shares were fully vested and 23,438 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(7)

The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 8,816 shares were fully vested and 91,184 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(8)	This is a restricted stock unit. The restricted stock units vest in sixteen (16) equal quarterly installments beginning three months following the grant date. Shares fully vest on August 15, 2012.

(9)	These amounts represent 110% of the performance share unit which is the maximum amount that could have been earned under the performance share units. These awards have three-year vesting with 33.3% vesting upon goal achievement, and then 33.3% annually thereafter over the remainder of the vesting period, subject to continued service with us. On February 15, 2009, the Compensation Committee determined that 55% of the grant was earned based achievement of one of the company performance goals. Actual award amounts earned were 41,250, 27,500, 16,500, 11,000 and 16,500 shares for each of Messrs. Nelson, Goldberg, McGeever, Dilley and Mansfield, respectively.

(10)	The shares subject to these options have fully vested. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Goldberg voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.60 to $1.40. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(11)	The shares subject to these options have fully vested. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Goldberg voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.70 to $1.50. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(12)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2008, 37,500 shares were fully vested and 62,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(13)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 50,262 shares were fully vested and 74,738 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(14)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 23,438 shares were fully vested and 70,312 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(15)

This option vests monthly as to 1/36th of the shares of the underlying common stock. As of December 31, 2009, 7,813 shares were fully vested and 23,437 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(16)

The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 5,583 shares were fully vested and 61,417 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(17)	The shares subject to these options have fully vested.

(18)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2008, 25,313 shares were fully vested and 42,187 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(19)	The shares subject to these options have fully vested.

(20)

The option is subject to an early exercise provision and is immediately exercisable. 1/36th of the shares subject to the option vested on January 12, 2009, and 1/48th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 37,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(21)

1/36th of the shares subject to the option vested on January 19, 2009, and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 12,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(22)

The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 4,650 shares were fully vested and 45,350 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(23)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 47,917 shares were fully vested and 52,083 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(24)

This is a restricted stock award. The restricted stock award is subject to a right of repurchase by us which right lapsed as to 50% of the shares on November 15, 2008. The remaining 50% shall be released in equal annual increments every November 15th over the next two years based on continued service with us. As of December 31, 2008, 12,500 shares were fully vested and 12,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(25)	The shares subject to these options have fully vested.

(26)

The option is subject to an early exercise provision and is immediately exercisable. 1/36th of the shares subject to the option vested on January 12, 2009 and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 28,125 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(27)

1/36th of the shares subject to the option vested on January 19, 2009, and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 9,375 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(28)

The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 2,083 shares were fully vested and 17,917 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(29)	The shares subject to these options have fully vested.

(30)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 156,771 shares were fully vested and 18,229 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(31)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2008, 112,500 shares were fully vested and 187,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(32)	The shares subject to these options have fully vested.

(33)

The option is subject to an early exercise provision and is immediately exercisable. 1/36th of the shares subject to the option vested on January 12, 2009, and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 37,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(34)

1/36th of the shares subject to the option vested on January 19, 2009, and 1/36th of the shares shall vest monthly thereafter. As of December 31, 2008, 0 shares were fully vested and 12,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(35)

The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2008, 3,125 shares were fully vested and 26,875 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

Option Exercises and Restricted Stock Vesting During 2008

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options and vesting of restricted stock awards during fiscal 2008 by each of the named executive officers. The value realized on exercise of stock options is calculated based on the difference between the market price of our common stock upon exercise and the exercise price of the options. The value realized on vesting of stock awards is calculated based on the closing price per share of $8.60 on November 15, 2008, the vesting date of the restricted stock units.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Zachary Nelson	—	—	4,688	40,317
Evan Goldberg	—	—	3,125	26,875
James McGeever	—	—	1,875	16,125
Timothy Dilley	—	—	1,250	10,750
Dean Mansfield	13,623	262,970	1,875	16,125

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

Severance and Change of Control Arrangements

We entered into severance and change of control agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment. Pursuant to the severance and change of control agreements, upon an executive’s termination by us (other than for Cause or upon the executive’s death or disability), not in connection with a change of control, then subject to the executive executing a separation agreement and release of claims and such agreement becoming effective, the executive would be entitled to the following severance benefits, subject to the executive’s continued compliance with covenants under the agreement:

•	continuing payments of base salary for 12 months from the date of such termination;

•	a pro-rated amount of the executive’s target bonus for the year of termination based on the period of time the executive had been employed during the year of termination;

•

accelerated vesting for the executive’s outstanding equity awards in an amount equal to the portion of the award that would have otherwise vested during the 12-month period following such termination as if the executive had remained employed by us through such date and with respect to equity awards, the executive will have up to 12 months following the date of such termination to exercise any outstanding stock options, stock appreciation rights or similar equity awards;

•	reimbursement for outplacement services for up to 12 months following such termination; and

•	reimbursement of health care premiums for medical, dental and vision benefits for the executive and his or her eligible dependents for up to 12 months following such termination.

Pursuant to the severance and change of control agreements, upon an executive’s termination by us (other than for Cause, or the executive’s death or disability) or upon the executive’s resignation from such employment for Good Reason, in either case in connection with a change of control (during the period commencing three months prior to and ending 12 months after the change in control), then subject to the executive executing a separation agreement and release of claims and such agreement becoming effective, the executive would be entitled to the following severance:

•	a lump sum payment of 12 months of base salary;

•	a lump sum amount equal to the executive’s target bonus for the year of termination, or, if greater, as in effect immediately prior to the change of control;

•

accelerated vesting as to 100% of the executive’s outstanding equity awards and the executive will have up to 12 months following the date of such termination to exercise any outstanding stock options, stock appreciation rights or similar equity awards;

•	reimbursement for outplacement services for up to 12 months following such termination; and

•	reimbursement of health care premiums for medical, dental and vision benefits for the executive and his or her eligible dependents for up to 12 months following such termination.

In the event any payment to Messrs. Nelson, Goldberg, or McGeever is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), such officer will be entitled to receive an additional cash payment from us equal to the sum of the excise tax and all cumulative income taxes relating to the cash payment. In the event any payment to Mr. Dilley or Mr. Mansfield would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), Mr. Dilley or Mr. Mansfield, as applicable, will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means us paying him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code.

Under the change of control agreements, the following definitions are used:

“Cause” means:

(i)	executive’s failure to devote sufficient time and effort to the performance of his or her duties;

(ii)	executive’s continued failure to perform his or her employment duties;

(iii)	executive’s repeated unexplained or unjustified absences from the Company;

(iv)	executive’s material and willful violation of any federal or state law which if made public would injure the business or reputation of the Company;

(v)	executive’s refusal or willful failure to act in accordance with any specific lawful direction or order of the Company or stated written policy of the Company;

(vi)	executive’s commission of any act of fraud with respect to the company; or

(vii)	executive’s conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company, in each case as reasonably determined by the Company or the board of directors of the Company.

The Company may not terminate the employment of an executive under clause (i), (ii), or (iii) above unless the Company (1) provides executive with a written notice that specifically sets forth the factual basis to support the Company’s right to terminate executive’s employment under clause (i), (ii), or (iii) above, and (2) permits executive to cure such failure, to the Company’s satisfaction, within 10 business days after receiving such notice.

“Change of Control” means the occurrence of any of the following:

(i)	Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), except Tako Ventures, LLC, or an affiliate of Tako Ventures, LLC (although not reflected in the terms of the Agreement themselves, Tako Ventures, LLC, which is affiliated with Larry Ellison, transferred shares of our common stock into NetSuite Restricted Holdings LLC prior to our initial public offering), that becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by, or more than 50% of the fair value of, the Company’s then outstanding voting securities; provided, however, that for purposes of this subsection (d), the acquisition of additional securities by any one person, who is considered to own more than 50% of the total voting power of the securities of the Company shall not be considered a Change of Control; or

(ii)	Any action or event occurring within a one-year period, as a result of which less than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the board of directors with the affirmative votes of a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iii)	The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity, including any parent holding company) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving or resulting entity outstanding immediately after such merger or consolidation; or

(iv)

A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this Section 6(d)(iv), a transfer of assets by the Company to any of the following shall not constitute a change in the ownership of a substantial portion of the Company’s assets: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s securities; (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (3) a person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company; or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (3). For purposes of this subsection (iv), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding the foregoing, a Company transaction that does not constitute a change in control event under Code Section 409A(a)(2)(A)(v) shall be not be considered a Change of Control for purposes of the change of control and severance agreements.

“Good Reason” means executive’s resignation within thirty (30) days following the expiration of any company cure period following the occurrence of one or more of the following, without the executive’s written consent:

(i)	the significant reduction of executive’s duties, authority, responsibilities, job title or reporting relationships relative to executive’s duties, authority, responsibilities, job title, or reporting relationships as in effect immediately prior to such reduction, or the assignment to executive of such reduced duties, authority, responsibilities, job title, or reporting relationships; provided, however, that a reduction in position or responsibilities solely by virtue of a Change of Control shall not constitute “Good Reason”;

(ii)	a reduction of more than five percent of executive’s base salary in any one year;

(iii)	a reduction by more than ten percent of executive’s total target annual cash compensation in any one year (which consists of executive’s base salary plus target bonus incentive compensation);

(iv)	the material change in the geographic location at which executive must perform services (for these purposes, the relocation of executive to a facility that is more than twenty-five (25) miles from executive’s current employment location will be considered material);

(v)	the failure of the Company to obtain assumption of the Severance and Change of Control Agreement by any successor; and

(vi)	the breach by the Company of a material provision of the Severance and Change of Control Agreement. For purposes of clause (i), executive’s duties, authority, responsibilities, job title and reporting relationships will be deemed to have been significantly reduced if executive does not (a) hold at least the same title and position (including responsibility over at least the same functional areas as prior to the change of control) with the Company business or the business with which such business is operationally merged or subsumed (as, for example, where the President and Chief Executive Officer of the Company remains the President and Chief Executive Officer of the Company following a Change of Control where the Company becomes a wholly owned but separate operating subsidiary of the acquirer, but is not made the President and Chief Executive Officer of the acquiring corporation), or (b) remain a member of the executive officer management staff of the Company business or the business with such business is operationally merged or subsumed. Executive cannot resign for Good Reason without first providing the Company with written notice within ninety (90) days of the event that executive believes constitutes “Good Reason” specifically identifying the acts or omissions constituting the grounds for Good Reason and a reasonable cure period of not less than thirty (30) days following the date of such notice.

Potential Payment upon Termination

The table below outlines the potential payments and benefits payable to each named executive officer in the event of termination not in connection with a change of control (“COC”) or following a COC as if such termination event had occurred on December 31, 2008.

Triggering Event	Salary ($)	Bonus(1) ($)	Accelerated Stock Options(2) ($)	Accelerated Restricted Stock ($)	Accelerated Performance Awards(3) ($)	Health Care Benefits ($)	Outplacement Benefits ($)	280G Gross-Up Payments ($)	Total ($)
Zachary Nelson
Termination Without Cause Not in Connection with a Change in Control(4)	450,000	450,000	43,000	158,250	116,050	15,000	15,000	—	1,247,300
Termination Without Cause or Constructive Termination after a Change in Control(5)	450,000	450,000	215,000	593,433	348,150	15,000	15,000	—	2,086,583

Evan Goldberg
Termination Without Cause Not in Connection with a Change in Control(6)	375,000	187,500	43,000	105,500	77,367	15,000	15,000	—	818,367
Termination Without Cause or Constructive Termination after a Change in Control(7)	375,000	187,500	215,000	395,625	232,100	15,000	15,000	—	1,435,225

James McGeever
Termination Without Cause Not in Connection with a Change in Control(8)	265,000	159,000	149,260	63,300	46,420	15,000	15,000	—	712,980
Termination Without Cause or Constructive Termination after a Change in Control(9)	265,000	159,000	265,360	237,375	139,260	15,000	15,000	—	1,095,995

Timothy Dilley
Termination Without Cause Not in Connection with a Change in Control(10)	250,000	150,000	36,000	93,700	30,947	15,000	15,000	—	590,647
Termination Without Cause or Constructive Termination after a Change in Control(11)	250,000	150,000	75,000	261,250	92,840	15,000	15,000	—	859,090

Dean Mansfield
Termination Without Cause Not in Connection with a Change in Control(12)	250,000	250,000	264,625	63,300	46,420	15,000	15,000	—	90,345
Termination Without Cause or Constructive Termination after a Change in Control(13)	250,000	250,000	780,625	237,375	139,260	15,000	15,000	—	1,687,260

(1)	In the event of a termination without Cause and not in connection with a Change of Control, incentive bonus is calculated as a pro rata amount based on elapsed time in the current bonus period. The bonus amount shown assumes 100% of the target bonus under the Executive Bonus Plan for 2008. Actual year 2008 bonuses earned by each named executive officer are reported in the Summary Compensation Table.

(2)	Price per share is difference between the closing sales price of our common stock on December 31, 2008 ($8.44) and the option exercise price per share.

(3)	Amount shown is based on 55% of the target of the performance share unit award amount as approved by the compensation committee in February 2009.

(4)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause and not in connection with a Change of Control: 100,059 option awards, 18,750 restricted stock units and 13,750 performance share units.

(5)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one-year period after such Change in Control: 325,561 option awards, 70,312 restricted stock units and 41,250 performance share units.

(6)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause and not in connection with a Change of Control: 95,161 option awards, 12,500 restricted stock units and 9,167 performance share units.

(7)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one-year period after such Change of Control: 292,404 option awards, 46,875 restricted stock units and 27,500 performance share units.

(8)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause and not in connection with a Change of Control: 56,638 option awards, 7,500 restricted stock units and 5,500 performance share units.

(9)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one-year period after such Change of Control: 153,698 option awards, 28,125 restricted stock units and 16,500 performance share units.

(10)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause and not in connection with a Change of Control: 42,504 option awards, 11,250 shares of restricted stock and 3,667 performance share units.

(11)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one-year period after such Change of Control: 107,500 option awards, 31,250 shares of restricted stock and 11,000 performance share units.

(12)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause and not in connection with a Change of Control: 79,896 option awards, 7,500 restricted stock units and 5,500 performance share units.

(13)	As of December 31, 2008, the following shares of common stock would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one-year period after such Change of Control: 282,604 option awards, 28,125 restricted stock units and 16,500 performance share units.

DIRECTOR COMPENSATION

It is the general policy of the board of directors that compensation for non-employee directors should be a mix of cash and equity-based compensation. We also have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings or attendance at director education programs. Other than as provided below, there were no other arrangements pursuant to which any director was compensated during the year ended December 31, 2008 for service as a director. We do not provide any retirement benefits or other perquisites to our directors.

Fees Earned or Paid in Cash

During fiscal 2008, our non-employee directors were paid an annual cash retainer for serving on the board, plus additional cash retainers based on their committee service and service as the lead independent director. These annual retainers, which are paid quarterly in advance, are:

Position	Annual Retainer
Board Member	$25,000
Lead Independent Director	$10,000
Audit Committee Chair	$20,000
Audit Committee Member (non-chair)	$7,500
Compensation Committee Chair	$10,000
Compensation Committee Member (non-chair)	$4,000
Nominating & Governance Committee Chair	$7,500
Nominating & Governance Committee Member (non-chair)	$3,000

In addition, a flat fee of $1,500 per board meeting is paid for attendance at each meeting of our board. The per meeting fees are generally paid following each meeting in arrears. For the first full year of service, the annual cash compensation paid to our independent directors shall be pro rated based on the number of months served up until the first annual meeting after their service commences. In 2008, the non-employee directors agreed to waive their per meeting fees for one board meeting since it was not a regularly scheduled meeting and was short in duration.

Neither of our employee-directors received compensation during fiscal 2008 for service as a member of our board.

Equity Awards

In July 2008, the compensation committee approved an amendment to our Equity Award Grant Policy, adopting an automatic grant program whereby eligible non-employee directors receive a series of automatic option grants and restricted stock awards over their period of board service. Those automatic option grants and restricted stock awards are as follows:

Initial Grant. At the time of his or her initial election or appointment to the board, each new non-employee board member shall receive an option grant for 30,000 shares of our common stock on or about the date such person becomes a non-employee director. The shares subject to the initial option award vests over a four year period as follows: 25% of those option shares vest upon the optionee’s completion of one year of board service measured from the grant date of that option, and 1/48th shall vest in equal monthly installments over the following three years, subject to the director’s continued service on the board.

Annual Grant. Each year thereafter on the date of our annual stockholders meeting, each non-employee director (if such non-employee director served on the board for at least six months preceding the annual meeting) will receive an annual stock option award to purchase shares of our common stock with a Black-Scholes value equal to approximately $50,000 and a restricted stock award with a value equal to approximately $50,000 as of the date of the grant. The shares subject to the annual option award will vest quarterly over a one-year period with the first installment vesting on the three month anniversary of the date of grant, subject to the director’s continued service on the board. The restricted stock award will vest 100% on the earlier of (i) the date of the next annual meeting following the date of grant or (ii) December 31 of the calendar year following the calendar year in which the grant occurs; provided, however, that any unvested shares under the restricted stock award will be subject to forfeiture and automatically transferred back to the Company should the optionee cease board service prior to vesting in those shares.

Each option grant shall have an exercise price equal to the fair market value per share of our common stock on the grant date and a maximum term of ten years. In the event of a change of control, the remaining unvested options and restricted stock awards granted to our non-employee directors shall vest 100%. With respect to any performance units or performance shares, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels in the event of a change of control.

The Equity Award Grant Policy also provides that non-employee directors are eligible to receive discretionary awards in addition to those covered by the automatic grant program. The board or its applicable committee retains the authority to revise the Equity Award Grant Policy as it deems appropriate from time to time.

2008 Director Compensation

The following table sets forth the annual director compensation paid or accrued by us to individuals who were non-employee directors during any part of 2008. The table excludes Messrs. Nelson and Goldberg, who are named executive officers and who did not receive any compensation from us in their roles as directors in 2008.

Non-Employee Director Compensation For Year Ended December 31, 2008

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Total ($)
William Beane III	40,000	48,759	151,064	239,823
Deborah Farrington(4)	71,625	60,251	206,548	338,424
Keith Grinstein(5)	56,000	60,251	109,314	225,566
Kevin Thompson	67,000	60,251	138,931	266,183

(1)	For fiscal year 2008, non-employee directors were paid director fees on a quarterly basis prior to the start of each quarter. As a result, this table includes fees for services provided in the first quarter of fiscal year 2008 that were paid in December 2007 (prior to the beginning of our 2008 fiscal year) but does not include fees paid in December 2008 (during our 2008 fiscal year) for services provided during the first quarter of fiscal year 2009.

(2)	Below is a breakdown of the fees earned or paid in cash as of December 31, 2008 for each of the directors set forth above:

Name	Annual Board Retainer ($)	Audit Committee Retainer ($)	Comp Meeting Retainer ($)	Nom & Gov Committee Retainer ($)	Lead Independent Director Retainer ($)	Per Meeting Fees ($)	Total ($)
William Beane III	25,000	—	—	—	—	15,000	40,000
Deborah Farrington(4)	25,000	7,500	10,000	4,125	10,000	15,000	71,625
Keith Grinstein	25,000	7,500	4,000	7,500	—	12,000	56,000
Kevin Thompson	25,000	20,000	4,000	3,000	—	15,000	67,000

(3)	Amounts shown do not reflect compensation actually received by directors. Instead, the value reported above in the “Stock Awards” and “Option Awards” columns are the amount we expensed during 2008 for each director’s option awards and restricted stock grants calculated in accordance with SFAS No. 123(R).

(4)	Per an agreement with Deborah Farrington, the Company distributes one-half of Ms. Farrington’s director compensation, including fees earned in cash and equity awards, to StarVest Partners, L.P. Please refer to footnote 7 of the section entitled “Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters” for Ms. Farrington’s beneficial ownership interest with StarVest Partners, L.P. and its affiliates. Ms. Farrington was appointed as the Chairperson of the Nominating and Governance Committee on October 10, 2008 due to the unexpected death of Mr. Grinstein. As a result, Mr. Farrington received an additional pro-rata amount for her service as chairperson on the Nominating and Governance Committee in the amount of $1,125.
(5)	Mr. Grinstein’s service with the Company terminated on September 28, 2008 due to his unexpected death. Since the annual cash retainer is paid quarterly in advance, Mr. Grinstein’s fourth quarter retainer was paid in full prior to his cessation of service and the Company did not request a reimbursement for that portion of the fourth quarter during which he did not serve. Since per meeting fees are paid in arrears, Mr. Grinstein was paid for only those meetings which he actually attended. With respect to Mr. Grinstein’s equity compensation, all shares of unvested restricted stock and unvested stock options at the time of his cessation of service were forfeited to the Company. Any vested options that were outstanding at the time of his cessation of service remained outstanding, and per the terms of the 2007 Equity Incentive Plan, Mr. Grinstein’s estate shall have one (1) year following the date of termination to exercise any outstanding options.

Additional Information With Respect to Director Equity Awards

Name	Grant Date	Option Awards Outstanding Granted Prior to 2008(#)(1)	Stock Awards Granted During Fiscal 2008 (#)(2)	Option Awards Granted During Fiscal 2008 (#)(1)	Grant Date Fair Value of Stock and Option Awards Granted in Fiscal 2008 ($)(3)
William Beane III	1/2/07	20,000	—	—
	12/13/07	9,623	—	—
	12/19/07	2,895	—	—
	5/29/08	—	2,257	—	50,015
	5/29/08	—		4,107	49,940

	Total:	32,518	2,257	4,107	99,955

Deborah Farrington	12/13/07	25,897	—	—
	12/19/07	8,132	—	—
	5/29/08	—	2,257	—	50,015
	5/29/08	—		4,107	49,940

	Total:	34,029	2,257	4,107	99,955

Keith Grinstein(4)	11/21/06	10,000	—	—
	12/13/07	4,029	—	—
	12/19/07	3,333	—	—
	5/29/08	—	—	1,027	12,488

	Total:	17,362	—	1,027	12,488

Kevin Thompson	11/21/06	20,000	—	—
	12/13/07	10,897	—	—
	12/19/07	3,132	—	—
	5/29/08	—	2,257	—	50,015
	5/29/08	—		4,107	49,940

	Total:	34,029	2,257	4,107	99,955

(1)	Includes both vested and unvested options to purchase our common stock.

(2)	Includes both vested and unvested restricted stock awards.

(3)	Amounts in this column represent the grant date fair value of stock options and restricted stock awards, calculated in accordance with FAS 123R. For option awards, that number is calculated by multiplying the Black-Scholes value by the number of options awarded. For restricted stock awards, that number is calculated by multiplying (x) the fair market value of our common stock on the date of grant less the per share purchase price by (y) the number of shares awarded.

(4)	Mr. Grinstein’s service with the Company terminated on September 28, 2008 and all unvested options and unvested restricted stock awards were cancelled. The amounts shown for Mr. Grinstein only reflect vested options outstanding as of December 31, 2008. All 2,257 shares of restricted stock awards were unvested at the time of his cessation of service and were forfeited to the Company. In addition, of the 4,107 options to purchase our common stock which were granted to Mr. Grinstein and outstanding on September 28, 2008, 1,027 were vested and remain outstanding and 3,080 were unvested and forfeited to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions with Executive Officers and Directors

In July 2004, the Company entered into a License Agreement with the Oakland Athletics (“the Athletics”) with a term of 41 months. The agreement provided for an upfront payment to the Company of $50,000 by the Athletics for the use of its on-demand application services through November 2007. In December 2006, the Company entered into a three-year partnership agreement with the Athletics. Under the terms of the agreement, the Company will pay the Athletics $375,000 over the three-year term of the agreement for certain sponsorship benefits. This agreement also extended the Athletics’ right to use the Company’s service through December 2009 for no additional consideration from the Athletics. In April 2008, the Company entered into a supplemental sponsorship agreement with the Athletics. Under the terms of the supplemental sponsorship agreement, the Company will pay the Athletics $429,000 over the three year term of the agreement for certain sponsorship benefits. Total payments to the Athletics have been $110,000, $100,000 and $385,000 during 2006, 2007 and 2008, respectively. William L. Beane III, the General Manager of the Athletics, became a member of the Company’s board of directors in January 2007.

In August 2004, the Company entered into a license agreement with Fieldglass Inc. (“Fieldglass”). A member of the Company’s board of directors, Deborah Farrington, is also a member of the board of directors of Fieldglass. Under the terms of the agreement, Fieldglass paid the Company $69,000, $115,000 and $9,000 in 2006, 2007 and 2008, respectively, for the use of its services. The Company and Fieldglass entered into a renewal of the license agreement in January 2009 under which they will pay the Company approximately $93,000 during 2009.

In March 2005, the Company entered into a business agreement with Perquest. A member of the Company’s board of directors, Deborah Farrington, became a member of the board of directors of Perquest following the commencement of this business agreement. Under the business agreement, Perquest became the exclusive backend payroll service provider for the Company’s customers located in the United States. Additionally, Perquest’s payroll and tax service application would be accessible to, and available for use by, the Company’s customers through the NetSuite application. Under the terms of the agreement, the Company recognized revenues of $118,000, $438,000 and $565,000 in 2006, 2007 and 2008, respectively, and recognized costs of $167,000, $346,000 and $384,000 in 2006, 2007 and 2008, respectively. There were no revenues or costs recognized under the business agreement during 2005. In November 2008, the Company purchased software from Perquest that had previously been licensed under the March 2005 agreement for $150,000. The purchase price included a $39,000 cash payment to Perquest with the remainder applied against a $111,000 receivable due NetSuite from Perquest.

In August 2006, the Company entered into a license agreement with SolarWinds.net, Inc. (“SolarWinds”). A member of the Company’s board of directors, Kevin Thompson, is the President, Chief Operating Officer, Chief Financial Officer and Treasurer of SolarWinds. Under the terms of the agreement, SolarWinds paid the Company $148,000, $223,000 and $538,000 in 2006, 2007 and 2008, respectively, for the use of its services.

In September 2007, the Company entered into an agreement with IRON Solutions LLC under which IRON Solutions became a partner and reseller of the NetSuite product. In June 2008, IRON Solutions was acquired in part by StarVest Partners LLC. Deborah Farrington, a member of the Company’s board of directors, is also a founding principal of StarVest Partners. IRON Solutions also has a preexisting services agreement with the Company. During 2008, IRON Solutions paid the Company $59,000 for the use of its services.

In May 2008, the Company entered into an agreement with the San Jose Earthquakes (the “Earthquakes”). The Earthquakes share common ownership with the Athletics. Under the terms of the agreement, the Company will receive certain sponsorship benefits from the Earthquakes during 2008 in exchange for the Earthquakes’ use of the Company’s on-demand application services through May 2009. Based on an estimate received from the Earthquakes, the Company determined the value of the sponsorship benefits to be approximately $112,000.

In 2008, the Company engaged Horn Productions to produce videos on behalf of the Company. Horn Productions is owned by the wife of the Company’s President and Chief Executive Officer, Zachary Nelson. During 2008, the Company made payments to Horn Productions totaling $126,000. The Company also provides Horn Productions the right to use the Company’s services at no consideration.

Employment Arrangements and Indemnification Agreements

We have entered into revised severance and change of control agreements with each of our executive officers. See the sections titled “Severance and Change of Control Arrangements—Potential Payment upon Termination” for a description of these agreements.

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Other Transactions with our Significant Stockholders

The Company has entered into various software license agreements with Oracle USA, Inc., an affiliate of Oracle. Lawrence J. Ellison, who beneficially owns a majority of the Company’s common stock, is the Chief Executive Officer, a principal stockholder and a director of Oracle Corporation. In April 2005, we entered into a perpetual license for the use of Oracle database and application server software on a certain number of individual computers, along with technical support. Under the April 2005 agreement, the Company paid $2.5 million over nine installments, including the final buyout payment, which occurred on June 19, 2007. In May 2007, the Company entered into another software license agreement with Oracle USA, Inc. to license Oracle software for an additional number of computers, along with technical support. The May 2007 agreement calls for payments of $0.9 million over 12 equal quarterly installments through 2010. In October 2007, the Company entered into another perpetual software license agreement with Oracle USA, Inc. to license Oracle database and application server software, along with technical support. This license has a forty-two month term that allows the Company to download an unlimited number of licenses which are perpetual in nature. The Company also purchased the initial 12 months of technical support services under the agreement, which was renewed in 2008 and is renewable annually. The October 2007 agreement requires the Company to pay $4.7 million for the net license fees to be paid over 12 equal quarterly installments through 2010 and annual payments of $1.4 million for the technical support fees. The October 2007 agreement replaces the support portion of the product orders made under the April 2005 and May 2007 agreements. The total payments to Oracle and its affiliates were $902,000, $1.7 million and $3.4 million during 2006, 2007 and 2008, respectively.

In 2004, the Company entered into a verbal agreement with Oracle Racing, Inc. (“Oracle Racing”), a sailboat racing syndicate. Lawrence J. Ellison is the primary source of funding for Oracle Racing. Under the terms of the agreement, the Company agreed to supply certain of its on-demand application services to Oracle Racing in exchange for logo placement on the sailboats. Based on the pricing for similar licenses to unaffiliated third parties, the Company calculated the fair market value of the services provided to Oracle Racing to be approximately $251,000, $251,000 and $241,000 for 2006, 2007 and 2008, respectively. The Company did not obtain an independent valuation of the logo placement rights received from Oracle Racing. Based on an estimate received from Oracle Racing, the Company determined the value of the logo placement on the sailboat to be approximately $250,000 to $350,000 per year for 2006 through 2008. The incremental cost to the Company of providing on-demand services and the incremental cost to Oracle Racing of providing logo placement rights on the sailboat was nominal. The on-demand application suite provided to Oracle Racing has been recorded for accounting purposes at historical cost in accordance with SEC Staff Accounting Bulletin No. 5-G, “Transfers of Non-Monetary Assets by Promoters and Shareholders,” and SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29.”

Our management team negotiated the terms of the Oracle USA software license agreements on our behalf and negotiated in good faith to obtain the most favorable terms possible for our business. Neither Mr. Ellison nor any board member affiliated with Mr. Ellison was involved in the negotiations on our behalf or on behalf of Oracle. These agreements were reviewed with, and the terms of these transactions were approved by, our board members who are not affiliated with Mr. Ellison. As Oracle disclosed in its proxy statement, an independent committee of its board reviews related party transactions (including related party transactions with us) and approves only those that are determined to be on terms that are fair to Oracle. As a result, we believe these transactions were completed on arm’s length terms and we do not believe that we obtained any economic terms from Oracle USA that would be unavailable to other parties.

Lawrence J. Ellison

In connection with our initial public offering, Lawrence J. Ellison transferred 31,964,891 shares of our common stock (representing all of the shares formerly held directly by Tako Ventures, an investment entity controlled by Mr. Ellison) to NetSuite Restricted Holdings LLC, or the LLC, a limited liability company formed for the limited purpose of holding the NetSuite shares and funding charitable gifts as and when directed by Mr. Ellison. As of March 27, 2009, those shares represented approximately 51.7% of our outstanding stock. Mr. Ellison is the Chief Executive Officer, a director and a principal stockholder of Oracle. We have been told that Mr. Ellison made the transfer in view of his position and duties at Oracle, to effectively eliminate his voting control over the election of our directors and certain other matters, to limit the circumstances under which his voting control could be exercised or restored, and to avoid and mitigate potential future conflicts of interest that might otherwise arise.

To that end, Mr. Ellison established the LLC, the sole member of which is Mr. Ellison’s revocable trust. The LLC is managed solely by an unrelated third party. The manager has no ability to dispose of our shares, other than to fund charitable gifts as and when directed by Mr. Ellison, to cover any tax liabilities resulting from ownership of the shares in the LLC structure, and to participate in a transaction involving a change of control approved by our stockholders or a tender offer approved or recommended by our board of directors.

The LLC Operating Agreement does not permit the LLC to be liquidated or dissolved, or any ownership interest in the LLC to be transferred, so long as Mr. Ellison remains an officer or director of Oracle, except with the approval of an independent committee of Oracle’s board of directors. Mr. Ellison has informed us of his intention that, upon his death, his membership interest in the LLC will be transferred to the Ellison Medical Foundation or to one or more other charities designated by Mr. Ellison.

The Operating Agreement for the LLC contains provisions regarding the voting of our shares that are designed to neutralize the voting power of the shares or our stock held by the LLC and that require that all the shares held by the LLC that are entitled to be voted at any meeting of our stockholders will be present and voted at such meeting, except as described below. These provisions require the shares held by the LLC to be voted on each matter presented by the stockholders in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of our other voting stockholders who are present and voting, other than shares beneficially owned by Mr. Ellison or members of his family, shares owned by trusts created for the benefit of Mr. Ellison’s family members, and shares beneficially owned by any person or group that makes (or under applicable law is required to make) a filing on Schedule 13D with the SEC. These voting provisions apply to all matters brought before our stockholders, except transactions involving a change of control, dissolution, sale of substantially all the assets, or a liquidation of NetSuite, in which case the shares held by the LLC will be voted as directed by Mr.  Ellison.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our officers and directors and persons who beneficially own more than 10% of the Company’s common stock (collectively, “Reporting Persons”) to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of such reports received or written representations from certain Reporting Persons during fiscal year ended December 31, 2008, we believe that all Reporting Persons complied with all applicable reporting requirements except as described below.

Messrs. Nelson, Goldberg, McGeever, Dilley and Solomon failed to timely file Forms 4 with the SEC reflecting changes in beneficial ownership with respect to shares withheld to cover taxes in connection with the vesting on November 15, 2008 of restricted stock units awarded on August 15, 2008. Messrs. Nelson, Goldberg, McGeever, Dilley and Solomon filed Forms 4 reflecting such changes in beneficial ownership on February 18, 2009.

ANNUAL REPORT

Accompanying this proxy statement or posted on our website with this proxy statement, is our Annual Report on Form 10-K, for the fiscal year ended December 31, 2008. The Annual Report contains audited financial statements covering our fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008. Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC, are available free of charge on our website at www.netsuite.com under the headings “Investors/SEC Filings.”

By order of the board of directors,

/s/ Douglas P. Solomon

Douglas P. Solomon

SVP, General Counsel and Secretary

April 13, 2009

NetSuite Inc.

ANNUAL MEETING OF STOCKHOLDERS

May 19, 2009 9:30 a.m., local time

The Westin Hotel

1 Old Bayshore Highway Millbrae, California 94030

NetSuite Inc.

2955 Campus Drive

Suite 100

San Mateo, CA 94403-2511

proxy

NETSUITE

ONE SYSTEM. NO LIMITS.

This proxy is solicited by the Board of Directors for use at the Annual Meeting on May 19, 2009.

The shares of stock you hold in your account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted “FOR” Items 1, 2 and 3.

By signing the proxy, you revoke all prior proxies and appoint Zachary Nelson, James McGeever and Douglas Solomon, and each of them, with power to act without the other and with full power of substitution, to represent all your shares of common stock of NetSuite Inc. which you are entitled to vote on, and to vote on all matters shown on the reverse side and any other matters which may properly come before the Annual Meeting and all adjournments, continuations or postponements thereof.

See reverse for voting instructions.

ADDRESS BLOCK

COMPANY #

Vote by Internet, Telephone or Mail

24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET – www.eproxy.com/n

Use the Internet to vote your proxy until 12:00 p.m. (CT) on May 18, 2009.

PHONE – 1-800-560-1965

Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on May 18, 2009.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Voting Instruction Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

Please detach here

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of directors:

01 Evan M. Goldberg

02 Catherine R. Kinney

Vote FOR all nominees (except as marked)

Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

For

Against

Abstain

3. Approval of the stock option exchange program.

For

Against

Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

For planning purposes, please mark the box to the right if you plan to attend the meeting.

Address Change? Mark Box

Indicate changes below:

Date

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.